Form 20-F
period 2001-05-31
RTICA CORP
filed 2001-11-30
CIK 1061015

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------
                                    FORM 20-F
                                   ----------


           [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                   OF THE SECURITIES EXCHANGE ACT OF 1934; OR

           [X]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                     For the fiscal year ended May 31, 2001

           [ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                 For the transition period________ to _________


                          Commission File No. 000-32277


                                RTICA CORPORATION
             ------------------------------------------------------
             (Exact Name of Registrant as Specified in its Charter)


                                 ONTARIO, CANADA
                 -----------------------------------------------
                 (Jurisdiction of Incorporation or Organization)


                                999 BARTON STREET
                      STONEY CREEK, ONTARIO L8E 5H4 CANADA
                                 (905) 643-8669
          ------------------------------------------------------------
          (Address, Including Zip Code and Telephone Number, Including
             Area Code, of Registrant's Principal Executive Offices)

              Securities registered or to be registered pursuant to
                           Section 12(b) of the Act:
              -----------------------------------------------------
                                      None


              Securities registered or to be registered pursuant to
                           Section 12(g) of the Act:
              -----------------------------------------------------
                                      None

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:
        ----------------------------------------------------------------
                           Common Stock, no par value


     As of November 15, 2001, the registrant had 34,052,636 shares of Common Stock outstanding.

     Indicate by check mark whether RTICA (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that RTICA was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

                              Yes [X]    No [ ]


         Indicate by check mark which financial statement item RTICA has elected to follow:

                          Item 17 [ ]    Item 18 [X]

================================================================================

                                     PART I


ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

        Not  Applicable.


ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

        Not Applicable.


ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

     The consolidated statements of operations data for each of the years ended May 31, 2001, 2000 and 1999 and cumulative period from June 13, 1991 (inception) to May 31, 2001 and the consolidated balance sheets data as of May 31, 2001 and 2000 are derived from our consolidated financial statements that have been audited by KPMG LLP, independent auditors, that are included elsewhere in this Annual Report.

     Our consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in certain respects from U.S. GAAP. For a description of the material differences between Canadian GAAP and U.S. GAAP in regard to our consolidated financial statements, see note 13 to our consolidated financial statements. The historical results below are not necessarily indicative of the results to be expected for any future period.

     THE COMPANY'S ACCOUNTS ARE MAINTAINED IN CANADIAN DOLLARS. IN THIS ANNUAL REPORT, ALL DOLLAR AMOUNTS ARE EXPRESSED IN CANADIAN DOLLARS EXCEPT WHERE OTHERWISE INDICATED. Where conversions to U.S. dollars has been provided, the exchange rate is based on the date of the event if applicable or the exchange rate at the end of the relevant fiscal year if no date is specified. See "Exchange Rate Information" in this Item 3.A. below for historical exchange rate information.

     The selected financial data should be read in conjunction with our consolidated financial statements and the notes to our consolidated financial statements included elsewhere in this Annual Report, and "Item 5. Operating and Financial Review and Prospects" of this Annual Report.

                     SELECTED CONSOLIDATED FINANCIAL DATA OF
                                RTICA CORPORATION
                         (Expressed in Canadian Dollars)


                                               Fiscal Years Ended May 31,
                                                      (audited)
                                      -----------------------------------------
                                         2001           2000            1999
                                      -----------    -----------    -----------
Income Statement Data:
Interest income ...................   $    97,101    $     7,095    $    60,233
Fees and licenses .................          --            6,077           --
Operating expenses ................     3,061,814      1,318,579      1,347,693
Loss for the period ...............    (2,964,713)    (1,305,407)    (1,287,460)
Deficit accumulated during
development stage, period end .....    (7,305,436)    (4,340,723)    (3,035,316)
Loss per share ....................         (0.13)          (.09)          (.11)

Balance Sheet Data:
Current assets ....................   $ 1,476,794    $ 1,814,120    $   765,854
Fixed assets ......................       435,236        534,481         18,790
Goodwill ..........................        26,364         52,728         79,092
Deferred development costs ........             1              1              1
Total assets ......................     1,938,395      2,401,330        863,737
Current liabilities ...............       299,369        768,248      1,501,350
Due to government .................       200,694           --             --
Convertible debentures ............          --          349,278           --
Shareholders' equity ..............     1,438,332      1,283,804      2,292,703


RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPALS

     The consolidated financial statements of the Company have been prepared in accordance with Canadian Generally Accepted Accounting Principles, which differ materially in certain respects from United States Generally Accepted Accounting Principles. For a description of these differences see note 13 to the consolidated financial statements of the Company for its fiscal year ended May 31, 2001 included in Item 18 of this Annual Report.

EXCHANGE RATE INFORMATION

     The following table sets forth, for each period indicated the high and low exchange rates based on the noon buying rate in the city of New York for cable transfers in Canadian dollars as provided by the Bank of Canada, which is often referred to as the "noon buying rate." The exchange rates are presented as Canadian dollars per US$1.00. On November 15, 2001, the noon buying rate was US$1.00 equals C$1.587 and the inverse noon buying rate was C$1.00 equals US$0.630.


                             June 2001     July 2001     August 2001     September 2001     October 2001
                             ---------     ---------     -----------     --------------     ------------
High .....................    C$0.66        C$0.66          C$0.65             C$0.64           C$0.64
Low ......................      0.65          0.65            0.65               0.63             0.63
--------------------------------------------------------------------------------------------------------

                                                     YEARS ENDED MAY 31,
                              -------------------------------------------------------------------------
                               1997          1998             1999               2000             2001
                              ------        ------           ------             ------           ------
High .....................    C$0.75        C$0.73           C$0.70             C$0.70           C$0.68
Low ......................      0.71          0.68             0.63               0.66             0.63
Average (1) ..............      0.73          0.71             0.66               0.68             0.66
End of Period ............      0.72          0.69             0.68               0.67             0.65

----------

(1) The average is based on the average of the noon buying rates on the last business day of each month in the period indicated.



B. CAPITALIZATION AND INDEBTEDNESS

     Not Applicable.


C. REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not Applicable.


D. RISK FACTORS

     WE ONLY HAVE A LIMITED OPERATING HISTORY UPON WHICH YOU CAN ANALYZE OUR POTENTIAL PROFITABILITY. Because of our limited operating history, our strategies may not prove to be effective in dealing with problems associated with the formation of a new business and as a result our RTICA(TM) product may never be successfully commercialized. Since inception, we have been engaged primarily in manufacturing start-up commercialization activities related to our RTICA(TM) insulating products. We may encounter problems, expenses, complications and delays in connection with the development, application or the utilization of our technology, particularly because that technology is new and commercially unproven and because of the competitive environment in which we plan to operate. In addition, we have shipped test product to the United States for installation over the past six months and anticipate commercial shipments to begin in the winter of 2002. However, we may experience delays or unanticipated problems which will prevent us from meeting this goal or continuing to ship commercial amounts of product.

     WE HAVE OPERATED AT A LOSS SINCE INCEPTION. Since inception we have operated at a loss and we may never be able to operate profitably. On May 31, 2001, we had an accumulated deficit from inception of C$7,305,436 (approx. US$4,726,618), and we have incurred a loss for the three months ended August 31, 2001 of C$859,119 (approx. US$555,077). We anticipate that we will continue to experience significant operating and net losses through the end of our fiscal year ending May 31, 2002 as a result of costs associated with expanding the commercial manufacture and distribution of our product. Such losses will continue until such time, if ever, that our products can successfully be brought to market and generate sufficient operating revenues. We may never become profitable or may not be able to sustain profitability if achieved. Based upon these factors and others discussed in Note 1 to the Financial Statements for the fiscal year ended May 31, 2001, our independent auditors have issued an unqualified opinion in Canada with comments by auditors for U.S. readers on Canada-U.S. reporting differences, indicating that the continuation of RTICA as a going concern is dependent upon achieving additional financing and, ultimately, upon the achievement of profitable operations. See "Item 5. Operating and Financial Review and Prospects" and the Financial Statements.

     WE ONLY HAVE SUFFICIENT FUNDS TO OPERATE FOR THE NEXT THREE MONTHS AS OF THE DATE OF THIS REPORT AND WE CANNOT BE SURE THAT WE WILL GENERATE THE NECESSARY ADDITIONAL CAPITAL TO FINANCE THE GROWTH OF OUR BUSINESS. We estimate that we have sufficient cash resources to fund our operations for approximately three (3) months from the date of this report based on our current cash requirements, which result principally from the implementation of our business plan and working capital needs and high start-up costs. As at August 31, 2001, we had cash reserves of C$697,494 (approx. US$450,651), which are being used principally for equipment, engineering and installation, start-up expenses and working capital. Unless we generate significant revenues during calendar 2002, our failure to obtain additional financing prior to December 31, 2002, may prevent us from entering commercial production, force us to scale back our operations and limit our ability to effectively compete in the insulation and building materials industry.

     OUR PROJECTED MANUFACTURING COST ESTIMATES AND GROSS MARGIN PERCENTAGES FOR COMMERCIAL OPERATIONS MAY NOT BE ACCURATE SINCE THEY ARE BASED PRINCIPALLY UPON ASSUMPTIONS DRAWN FROM SMALL SCALE, TEST OPERATIONS. Given that we have no history of commercial scale operations, and because we are producing a new and innovative product, our current projections with respect to manufacturing costs and gross margins per unit of production may not be realized. In the event that the gross margin percentage is less than currently projected by management, cash flow contributions from operations may be less than we have projected which would limit our growth potential and may prevent us from achieving profitability or becoming a large scale commercial producer.

     WE MAY BE UNABLE TO PROTECT OUR PATENT AND PROPRIETARY TECHNOLOGY RELATED TO THE MANUFACTURE OF RTICA(TM) DUE TO OUR LIMITED FINANCIAL RESOURCES. Our success and competitive position are dependent in large part on our ability to defend our technology against infringement from others. Although we have patents in the United States and Canada, as well as proprietary technology and trade secrets protected by non-disclosure agreements, the cost of defending our technology and intellectual property could be beyond our present or future financial resources. In addition, our competitors may independently develop technology which is substantially equivalent or superior to our technology, or our competitors may develop functionally similar products outside the protection of any licenses, patents or other intellectual property rights that we have or may obtain.

     WE LACK OPERATING EXPERIENCE WHICH MAY IMPEDE OUR ABILITY TO EFFECTIVELY PRODUCE AND MARKET OUR PRODUCT. Because we are a development stage enterprise and have only limited operating experience, we may not be able to effectively produce and market our product. The transition from a start-up operation to an enterprise capable of effectively marketing RTICA(TM) products may require additional management, technical personnel, capital and other resources. While we have expanded our employee base over the past year, competition for qualified personnel in these areas is intense. Failure to obtain qualified personnel or to meet marketing standards could prevent or delay the effective commercialization of our products, even if successfully developed by us.

     OUR CURRENT MARKETING AND SALES STRATEGY IS DIRECTED AT A SINGLE, TARGETED CUSTOMER BASE. If we cannot successfully implement our marketing strategy, we may not be able to successfully commercialize and sell our product. We do not currently have well-established sales and distribution channels for our product. We are currently focusing our marketing and sales effort on certain major insulation subcontractors in the United States and Canada. We believe that these users represent a significant potential customer base for the RTICA(TM) products. Marketing to this directed group can be accomplished with a limited number of our personnel and at a relatively low cost. If our strategy is not successful and we do not succeed in selling our product to this targeted customer base, we may be forced to develop a broad, national based sales and distribution network to generate customer demand and to sell our products on a national basis. The development of such a network would likely involve significant costs and additional risks and uncertainties. Therefore, the failure of our current marketing and sales strategy would likely have a material adverse effect on our business, results of operations and financial condition.

     OUR CURRENT MANUFACTURING CAPACITY IS EXTREMELY LIMITED AND WE CANNOT BE SURE THAT OUR EFFORTS TO EXPAND OUR CAPACITY TO A COMMERCIAL SCALE WILL BE SUCCESSFUL. We currently have limited manufacturing capacity and we may encounter problems scaling up our system to commercial scale. The failure to expand our current manufacturing facility to a commercial level or relocate to a larger facility would limit our ability to manufacture significant quantities of our product and thereby limit our sales potential. Although we currently have a manufacturing facility in Stoney Creek, Ontario, Canada, our plant as currently configured is not large enough to produce commercial quantities profitably. To manufacture RTICATM in sufficient quantities and at acceptable costs under our plan we must expand or relocate our current facility. In connection with our expansion effort, we may encounter equipment and process problems when we attempt to duplicate our results at commercial production levels. In addition, we will need financing to accomplish such expansion and can make no assurances that such financing will be available or available on terms acceptable to us.

     OUR BUSINESS IS BASED SOLELY ON THE SUCCESS OF RTICA(TM), WHICH IS NOT COMMERCIALLY PROVEN. Our reliance upon one product to generate revenues exposes us to commercial risks reflecting lack of product diversification. We have not generated any revenues to date and our revenues over at least the next year will be entirely dependent upon the sale of our RTICA(TM) insulation and related technology and licensing opportunities. If our RTICA(TM) insulation does not achieve market acceptance, our lack of diversification could have material adverse effects on our business.

     THE TECHNOLOGY THAT WE USE IN PRODUCING RTICA(TM) MAY NOT PASS LONG-TERM TESTING. Because RTICA(TM) represents a new product that has not undergone long-term testing, our products may experience unanticipated problems. While we believe that RTICA(TM) represents a novel technology in insulating materials, commercialization has only just begun. Our product and technology may not provide equal or superior performance compared with competitive products and commercialization may not be successful. Moreover, although we have completed both internal testing and testing by an independent laboratory, and although the initial results from presenting our products to established users have demonstrated advantages over other products, there has been no long-term testing done on the product to ensure our integrity over significant time periods. Thus, RTICA(TM) products may experience unanticipated problems.

     WE HAVE ONLY BEGUN TO COMMERCIALIZE THE MANUFACTURE AND SALE OF OUR RTICA(TM) PRODUCT, AND WE CANNOT BE SURE THAT IT WILL RECEIVE BROAD MARKET ACCEPTANCE. Even if our technology is successful after long-term testing, as discussed above, RTICA(TM) products may not be accepted by the market. Factors that may limit the market acceptance of RTICA(TM) may include:

     o    obstacles in market entry relative to competitive products,

     o    the availability of alternative products,

     o    the price of our products relative to alternative products, and

     o the possible lack of motivation of potential customers to change suppliers.

     WE HAVE A LIMITED NUMBER OF EMPLOYEES AND LIMITED FINANCIAL RESOURCES, WHICH COULD LIMIT OUR ABILITY TO MANAGE THE GROWTH OF OUR BUSINESS. We may not have adequately provided for the costs and risks associated with rapid future growth. Any such growth could place a significant strain on our managerial, operational and financial resources, and we would be required to implement and improve our managerial controls and procedures and operational and financial systems. In addition, we will be required to hire, train, integrate, manage and retain our workforce including our technology, manufacturing, engineering, sales and business development staff. Locating and retaining qualified personnel in the insulation industry is extremely competitive. We may not have adequately allowed for the costs and risks associated with our proposed expansion and our systems, procedures or controls may not be adequate to support our operations. Furthermore, we may not be able to successfully locate, train and integrate personnel into our workforce.

     THE INSULATION INDUSTRY IS HIGHLY COMPETITIVE; WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY WITH OTHER COMPANIES IN OUR INDUSTRY BECAUSE SOME OF OUR COMPETITORS ARE BETTER KNOWN AND HAVE SUBSTANTIALLY GREATER RESOURCES THAN WE DO. We may not be able to effectively compete against such well entrenched industry competitors with much greater technical resources and broad distribution networks. The insulation industry is dominated by a small number of very large and well-capitalized multinational participants. In response to environmental and health concerns, these companies are utilizing increasing percentages of recycled materials in their production processes, and are developing new products which are perceived to have fewer health related concerns.

     WE MAY NOT BE ABLE TO OBTAIN THE RECYCLED PLASTIC NEEDED TO MANUFACTURE OUR PRODUCT. Because the largest percentage of the production cost of RTICA(TM) is the cost of the recycled plastic used in its production, the lack of availability of that raw material or a significant increase in its cost could impair our ability to profitably produce our product. We rely on a plentiful and continuing supply of a specific type of low cost recycled plastic. While we currently believe that there are adequate supplies of the recycled plastic that we use from several sources, if supply of the type of recycled plastic we use becomes more difficult to obtain or the price for that raw material increases significantly we may not be able to secure adequate raw material supplies to profitably produce and market RTICA(TM).

     WE MAY NOT BE ABLE TO SECURE TIMELY BUILDING CODE CERTIFICATION. Although we are in the process of obtaining building code certification and listing of RTICA(TM) in all required jurisdictions in Canada and the United States, we cannot be sure that we will obtain such approvals. Customer acceptance and sales of our product may be adversely impacted if we do not obtain certification under United States and Canadian building codes. Although building code approval is not legally required to sell our product to our target market in either the United States or Canada, certification would enable us to bypass the review of our product specifications on a case by case basis in connection with each sale, and to market our product with a listing reference number. We are currently in the process of applying for certification in Canada and the United States; however, certification will not be obtained until we are able to demonstrate our ability to generate consistent, approved product quality on an ongoing basis using a commercial scale plant. There is no guarantee that our standard will be accepted or that we will be certified and establish a listing. Our failure to achieve certification could impair our ability to market and sell our product on a large scale. See "Item 4.B. Business Overview -- Government Regulation."

     OUR DIRECTORS AND OFFICERS MAY BE ABLE TO CONTROL OR SIGNIFICANTLY INFLUENCE US DUE TO THEIR CONCENTRATED STOCK OWNERSHIP. Directors and officers beneficially own approximately 34.72% of our issued and outstanding stock (without giving effect to the exercise of options held by said persons) and, therefore, may be able to influence or control the outcome of substantially all actions requiring stockholder approval, including the election of the entire Board of Directors, and the outcome of any stockholder votes concerning a merger, asset sale, or other major corporate transaction affecting RTICA. Such control could also delay, deter, or prevent an unsolicited takeover of RTICA.

     CURRENCY FLUCTUATIONS THAT DEVALUE THE CANADIAN DOLLAR AGAINST THE UNITED STATES DOLLAR COULD ADVERSELY EFFECT OUR RESULTS OF OPERATIONS. In the event that the Canadian dollar was materially devalued against the United States dollar, our operating results could be materially adversely affected. The volatility of the Canadian dollar against United States currency may affect our profits, as certain supplies and equipment purchased by us are manufactured and exported to Canada by foreign companies. Accordingly, the relationship of the Canadian dollar to the value of the United States dollar may materially affect our operating results.

     WE MAY QUALIFY AS A PASSIVE FOREIGN INVESTMENT COMPANY ("PFIC")FOR UNITED STATES FEDERAL INCOME TAX PURPOSES FOR OUR TAXABLE YEAR ENDED MAY 31, 2001 AND PRIOR YEARS. If it is determined that we were a PFIC for our taxable year ended May 31, 2001 or for any prior period, there could be adverse tax consequences for U.S. shareholders who acquired or owned their shares while we qualified as a PFIC. See "Item 10.E. Taxation - United States Tax Consequences - The Company's Status as a Passive Foreign Investment Company."

     AN INVESTMENT IN RTICA MAY HAVE LIMITED LIQUIDITY IF AN ACTIVE TRADING MARKET IN THE UNITED STATES DOES NOT DEVELOP. Although our common stock currently trades on the Canadian Venture Exchange (CDNX), the trading history suggests there is limited liquidity in the public market for our securities and liquidity may not increase and/or be sustained. While, we intend to have our common stock listed on the OTC-BB, we can make no assurances that our common stock will ever be listed or if listed that an active U.S. market will develop. In addition, factors such as announcements of quarterly variations in our financial results and changes in general market conditions, among other things, could cause the market price of the shares to fluctuate significantly. In recent years, the stock market has experienced significant price and volume fluctuations.

     IF OUR STOCK IS LISTED ON A U.S. EXCHANGE, IT MAY BE SUBJECT TO PENNY STOCK REGULATION. Disclosure requirements adopted by the Commission may have the effect of reducing the trading activity in the secondary market for our stock if it becomes subject to the penny stock rules. In addition, if our common stock becomes subject to the penny stock rules, purchasers of shares may find it more difficult to sell their shares. These rules regulate broker-dealer practices in connection with transactions in "penny stocks." Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document prepared by the Commission, which specifies information about penny stocks and the nature and significance of risks of the penny stock market. The broker-dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer and our salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. Based on the recent trading prices of common stock in Canada (C$0.60 (approximately US$0.38) on November 15, 2001), it is likely that our stock will be subject to the penny stock regulations for the foreseeable future.

     WE MAY BE SUBJECT TO CLAIMS BY USERS OF OUR RTICA(TM) PRODUCT AND WE MAY NOT HAVE SUFFICIENT INSURANCE TO COVER SUCH CLAIMS. Although our product has been tested, it is newly developed and only has a short performance history. Accordingly, we are at greater risk of potential liability for breach of contract, personal injury, property damage, and negligence, including claims for lack of timely performance and/or for failure to deliver the service promised (including improper or negligent performance or design, failure to meet specifications, and breaches of express or implied warranties). Further, while we have general liability insurance, including product liability coverage, in effect, we may not have sufficient coverage to protect us against such claims.

     THE SALE OF INSULATION PRODUCTS IS SEASONAL AND THE SEASONALITY OF OUR PRODUCT SALES COULD ADVERSELY EFFECT THE VALUE OF OUR STOCK. Once we begin manufacturing and sales, our business will probably experience seasonal fluctuations in sales and operating results from quarter to quarter. In general, operating results in the industry are weakest in the first calendar quarter because of the effects of winter weather on construction and the consequent reduction in sales of insulation. Fluctuations in our quarterly sales and operating results caused by the seasonality of our industry could result in significant volatility in, and otherwise adversely affect, the market price of the common stock.

FORWARD-LOOKING STATEMENTS

     This Annual Report contains forward-looking statements that involve risks and uncertainties. These statements relate to our future plans, objectives, expectations and intentions. We have identified these statements by the use of words such as "may," "will," "expect," "anticipate," "intend," "plan," "estimate," "believe," "continue" or other similar expressions. These forward-looking statements reflect our current expectations and assumptions as to future events that may not prove to be accurate. Our actual results are subject to a number of risks and uncertainties and could differ immediately from those discussed in these statements. Factors that could contribute to these differences include, but are not limited to, our ability to adapt to current and future changes in technology; our ability to successfully commercialize development and sale of our product; our ability to introduce new and enhanced products on a timely basis; our ability to overcome significant and increasing competition in our industry; the impact of depending on a single supplier or a limited number of suppliers for key components and materials in our products; our ability to attract and retain sufficient numbers of highly skilled technical, sales and marketing and other personnel; and our ability to sustain research and development activities. In addition, such forward-looking statements could be affected by general industry and market conditions as well as growth rates, general international economic conditions including exchange rate fluctuations, and other future factors. In light of the many risks and uncertainties surrounding our business and operations, you should keep in mind that we cannot guarantee that the forward-looking statements described in this Annual Report will transpire. We undertake no obligation and do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

     We were incorporated by Certificate of Incorporation issued pursuant to the provisions of the Business Corporations Act (Alberta) on May 30, 1997 under the name Inzeco Holdings, Inc. In April 2001, we changed our name to RTICA Corporation and continued the corporation's existence under the laws of the province of Ontario.

     Our principal office is located at 999 Barton Street, Stoney Creek, Ontario, Canada L8E 5H4. Our registered office is located at Suite 700, 220 Bay Street, Toronto, Ontario M5J 2W4. We maintain a website at www.rtica.com.

     We are a public corporation whose shares are listed for trading, since October 1997, on the Canadian Venture Exchange (CDNX). In connection with our name change, we changed our trading symbol on the CDNX from IZE to RTN, effective the opening of the market on April 9, 2001. Our authorized capital consists of an unlimited number of shares of Common Stock, or which 34,052,636 were issued and outstanding as of November 15, 2001, and an unlimited number of shares of Preferred Stock, none of which are issued or outstanding.

B. BUSINESS OVERVIEW

     We are in the business (through our wholly owned subsidiary, RTICA Inc.) of developing and producing insulating materials for use in the residential and commercial building market. Our insulating products are marketed under the name "RTICA(TM)." RTICA(TM) is a non-irritating insulating material for thermal and acoustical applications. We manufacture RTICA(TM) utilizing polyethylene terephthalate ("PET"), a plastic commonly used in soft drink bottles, packaging, film and fibers. PET is a commodity raw material available from many sources in Canada and the United States. For more than the past five years, we have endeavored to improve the insulating properties of our product while increasing production levels of consistent, high quality product.

     RTICA(TM) looks and is applied like fiberglass in both blowing wool and batt applications. Results from internal and independent laboratory testing demonstrate that RTICA(TM) provides an equivalent thermal performance to glass and rock wool fibers, cellulose and expanded polystyrene foam insulating materials. In addition, based on our manufacturing costs, we believe that RTICA(TM) can be sold at competitive prices.

     RTICA(TM) can be produced in a variety of forms and shapes to satisfy most insulation applications. This includes, flexible batts, boards, shapes, and blowing wool (loose fill). In addition, no special protection is needed to handle the material. These qualities, combined with lower production costs associated with RTICA(TM) than required for the production of traditional insulation materials make RTICA(TM) competitive with all but the lowest performance insulation.

     We are currently in the process of expanding our manufacturing capabilities and over the past six months have shipped quantities of product of RTICA(TM) for demonstration and testing to potential customers in the United States and Canada. No revenues were booked from these shipments. We are targeting our sales efforts to professional contractors in the United States. We have been working with groups of U.S. contractors on product development and market testing over the past year. While we anticipate that this will facilitate our introduction of RTICA(TM) to the retail side in the U.S. market, there can be no assurances that we will be able to successfully implement our expansion strategy of offering increasing quantities of our products.

     To facilitate our transition to operations, we have shifted virtually all Research and Development to our long-standing research collaborator, the National Research Council Industrial Materials Institute, (NRC-IMI) in Boucherville, Quebec. NRC-IMI has a world-wide reputation as a leader in plastic processing and technology. We have engineered, built and installed at NRC-IMI's facility a Research and Development scale manufacturing line that incorporates all of our technical processing advances to date. This new arrangement allows us to direct the activities of the Stoney Creek plant solely towards product and market development.

     Our success will depend in large part upon the ability of our products to meet targeted performance and cost objectives. We are committing considerable time, effort and resources to finalize development of our products and product enhancements. Although we have shipped product in fiscal 2001, significant commercial production will not occur until January 2002 at the earliest. Our ability to produce large scale commercial quantities of RTICA(TM) of consistent high quality is unproven. Large scale commercial production is subject to unanticipated delays, expenses, difficulties, the possible insufficiency of funding as well as other risks inherent in the development of new products and technologies. There can be no assurance as to when, or whether, such large scale commercialization of RTICATM will be successfully completed. See Risk Factors -- We only have a limited operating history upon which you can analyze our potential profitability.

     Our future operating results will also depend upon our ability to gain market acceptance of RTICA(TM). Although we are working with U.S. contractors on marketing and development, the market for our product is still new and evolving, and it is difficult to assess or predict with any assurance the growth rate, if any, or the size of the market for RTICA(TM). There can be no assurance that the market for our product will develop, or that our product will achieve market acceptance. If the market fails to develop, develops more slowly than expected or becomes saturated with competitors, or if RTICA(TM) does not achieve significant market acceptance, our business, operating results or financial condition will be materially adversely affected. See "Risk Factors -- Our RTICA(TM) product has not yet been sold on a commercial basis, we cannot be sure it will receive broad market acceptance."

     Once we begin manufacturing and distributing commercial quantities of product, we anticipate seasonal fluctuations in our sales and operating results from quarter to quarter. In general, operating results in the industry are weakest in the first calendar quarter because of the effects of winter weather on construction and the consequent reduction in sales of insulation. The effects of seasonality on our operating results could adversely affect the market price of the common stock. See "Risk Factors -- The sale of insulation products is seasonal and the seasonality of our product sales could adversely effect the value of our stock."

COMPETITION

     We believe that certain attributes of RTICA(TM) provide us with a competitive advantage. These attributes include the following:

     o User Friendly Product: RTICA(TM) neither causes skin irritation on contact nor poses a threat to respiratory health due to dust inhalation. Such ease and comfort in handling are factors that we believe provide the most significant advantage of our product for all users, especially professional installation contractors.

     o Thermal Performance: RTICA(TM) provides excellent thermal performance properties with optimum cost-efficiency.

     o Energy Conservation: RTICA(TM) requires less energy to make than most competitive products, yet conserves more energy when in place; it utilizes significant quantities of recycled PET, an inducement to recycling of plastic waste.

     While we believe that there is no insulation product on the market that competes directly with RTICA(TM) in terms of achieving significant savings through the use of recycled plastic to produce insulation material, RTICA(TM) will compete in the extremely competitive building insulation market, principally composed of large domestic and multinational companies which have significantly greater assets, working capital and marketing personnel than us. See "Risk Factors -- The insulation industry is highly competitive; we may not be able to compete successfully with other companies in our industry because some of our competitors are better known and have substantially greater resources than we do." In addition, we expect that if our products become successful, competitors will be more likely to develop and introduce into the marketplace comparable products and technologies. In such event, we will likely be competing with larger, better capitalized and nationally recognized competitors.

MARKETING, SALES AND SEASONALITY

     The residential segment of the insulation market in North America is currently dominated by products produced from fiberglass and other mineral fiber products. We believe our RTICA(TM) product is well positioned to supply product for high performance thermal and acoustical applications in construction and manufacturing sectors currently occupied by fiberglass and plastic foams. However, RTICA(TM) is a new product with no broad based recognition and we do not currently have any established sales and distribution channels for RTICA(TM). To overcome the lack of an existing market, we have adopted a strategy of a focused marketing effort directed at large insulation contractors in Canada and the East Coast of the United States. We believe that this market represents a significant customer base that can be targeted at relatively low cost, rather than expending significant funds for the creation of a broad- based national sales network. Relationships developed with large insulation contractors will assist and enhance our marketing efforts by providing product validation as well as important anticipated customer endorsements for RTICA(TM) which will generate additional consumer demand. Based on the success of our marketing and sales effort, we can then consider expanding our marketing program to include architects, builders, sub-contractors and retail outlets throughout Canada and the United States.

     Consistent with our marketing strategy, we are presently negotiating with United States installation contractors, who we believe will purchase all of the initial output of our production facility subject to competitive pricing. Such sales will likely be subject to the purchaser obtaining building code approval for the intended product application. To date, no sales contracts have been entered into and there can be no assurance that any sales will actually be made to these contractors.

     We believe that in the future, we will have the potential to sell licenses to manufacture, use and sell RTICA(TM) products using our patented technology and trademarks outside of Canada and the United States. Potential licensees include contractors, distributors of construction materials and end users who require large quantities of insulation materials. We may also seek strategic partners among product users and manufacturers that use and/or produce PET, as well as other investors who are interested in participating to bring RTICA(TM) to market.

     On September 1, 1997, we sold for a fee of C$20,000 (approx. US$14,417), an option for an exclusive ten-year license to make, use and sell our insulation products in four provinces located in western Canada using our technology. The option may be exercised at any time within six months after the date we produce RTICA(TM) at a rate of 500 kilograms per hour at our Ontario facility. The exercise price for the option is C$500,000 (approx. US$323,885). Although the license would be exclusive even as to RTICA, management believes that the territory covered by the license represents approximately 2% of the potential customer base (by population) in Canada and the United States. There can be no assurance that the optionee will exercise its option for the license.

GOVERNMENT REGULATION

         Based on our product testing, we believe that RTICA(TM) will meet applicable building code standards in most jurisdictions in Canada and the United States. Although building code certification is generally necessary as a practical matter, it is not required to legally sell our product; users of our product may obtain approval for their intended product use on a case-by-case basis in the local jurisdiction where the product is being used. Once a product is certified, it is given a "listing reference number," which enables users to bypass the building code review process on a case by case basis in connection with each proposed use of the product. As certification thereby saves users time and effort, we believe that it is imperative that we obtain certification for RTICA(TM) as soon as practicable. We are currently in the process of applying for certification in Canada and the United States. Building code certification of a product generally requires an audit of manufacturing and testing processes and a manufacturer's demonstration of its ability to make a product with given specifications on a consistent, ongoing basis. Therefore, we believe certification of RTICATM will not be obtained until the expansion of our manufacturing capability is completed and reasonable production levels are sustained. There is no guarantee that our standard will be accepted or that we will be certified and establish a listing. The failure to obtain certification could have a significant adverse affect on our ability to successfully commercialize our product. See "Risk Factors -- We may not be able to secure timely building code certification."

PRICING

         There are a number of parameters that impact upon the pricing of insulation products. These include costs of raw materials, costs of energy, the density of the fiber, fiber thickness, direct labor and packaging. In addition, numerous factors are likely to influence cost competitiveness considerations, including ease of installation and resistance to heat flow. Our pricing assumptions are based upon underlying assumptions with respect to direct labor, materials, and yield, which in turn is predicated upon certain mean assumptions with respect to production output, fiber physical properties, thickness, loft, resultant density and thermal performance. While we have made test installations of RTICA(TM), we have not yet sold any product. Therefore, our ability to fully test the reasonableness of our pricing assumptions is not yet evident. This will be necessary if we are to instill confidence in builders and distributors, and in various trade associations, which might then be willing to promote the dissemination of RTICA(TM) in the marketplace.

LEGAL PROCEEDINGS

     There are no pending legal proceedings to which we are a party, and we are not aware of any threatened legal proceedings involving us.

C. ORGANIZATIONAL STRUCTURE

     We have two wholly-owned subsidiaries, RTICA Inc. and Inzeco Overseas, Ltd. We develop, produce and market our RTICA(TM) product through RTICA Inc., a corporation formed under the laws of the province of Ontario, Canada. Inzeco Overseas, Ltd., a Barbados corporation, licenses the technology from RTICA Inc., and may in the future license such technology to business outside of North America.

     Our corporate governance issues became more complicated during the year. On January 9, 2001, our initial registration statement on Form SB-2 was declared effective by the Securities Exchange Commission. The registration statement covered the resale of shares acquired by certain purchasers in our recent private placement. As a result, we now have ongoing disclosure responsibility both in Canada and the United States. In addition, our audited financial statements now require a U.S. GAAP reconciliation. We monitored the Fair Disclosure guidelines by the SEC and similar guidelines in Canada and used them accordingly as templates to structure our own corporate disclosure policy.

     Also during the year, our investor relations/communications program was expanded significantly. New hits on the Company web site were up and a steady flow of information packages was directed to the investment community, as were regular, in-person presentations.

     Keeping pace with a dramatic increase in administrative and manufacturing activity led to a significant strengthening of the Company's human resources. New staff appointments include a controller, office coordinator, project manager, plant supervisor, plant mechanic and technician. Based on our capital and the size of our facility, our staff can now operate the plant 24 hours per day, four days per week. We expect to be able to operate the plant 24 hours a day, seven days per week during fiscal 2003, however we can make no assurances that we will obtain the proper financing and be able to expand the capacity of the plant in order to achieve that objective within that time frame if at all. Considerable resources have been allocated to the building code approval process, particularly as they apply in U.S. jurisdictions. After many months of delay and frustration, we are pleased to report progress, having overcome the inertia of the U.S. system to secure approvals for a significant portion of the U.S. market.

D. PROPERTY, PLANTS AND EQUIPMENT

     We lease 10,000 square feet of plant and office facilities in Stoney Creek, Ontario, Canada, which is about halfway between Buffalo, New York and Toronto, Ontario. The site is equipped with production, office and test laboratory facilities and is under a lease expiring May 31, 2004 and has a monthly rent of C$6,738 (approx. US$4,350) plus taxes. Although commercial production does not occur at this facility, machinery and equipment at this facility has annual capacity of 560,000 kilograms assuming a twenty-four hour day, year round production schedule. There are no encumbrances on company owned capital assets.

     Our facility is zoned for industrial applications, and we are subject to certain workplace health and safety guidelines, including forklift licensing and workplace safety policies and procedures, with which we believe we are in compliance. In addition, we believe that we are in compliance with all of the applicable regulations and statutes that govern the disposal of waste inventory, machine parts, and other similar items.

     The plant at Stoney Creek was designed and constructed as a research and development facility and is therefore limited in terms of space and machinery. While we anticipate commencing commercial production at a limited scale at this facility beginning in calendar 2002, we may experience delays or unanticipated problems which prevent us from meting this goal.

         It is our intention to expand the plant's capacity either through the renovation of the existing facility or by locating an appropriate facility elsewhere. The increase in our production capacity resulting from the expansion of a production capabilities will depend on the amount of capital which the company can raise. Although we presently intend to finance any such expansion or relocation through a combination of equity and debt financing, with an emphasis on equity financing, we can make no assurances that such financing will be available, or available on terms acceptable to us. See "Risk Factors - Our current manufacturing capacity is extremely limited and we cannot be sure that our efforts to expand our capacity to a commercial scale will be successful."

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

     The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. Our consolidated financial statements are reported in Canadian collars and have been prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP. To the extent applicable to our consolidated financial statements included elsewhere in this Annual Report, these principles conform in all material respects with accounting principles generally accepted in the United States, or U.S. GAAP, except as described in note 13 of our consolidated financial statements.

     We have not yet commenced commercial production, and we earned no income from operations in the fiscal year ended 2001. We expended larger amounts of resources to develop manufacturing parameters and processes during fiscal 2001.

     Our consolidated assets during the fiscal year ended May 31, 2001 decreased from C$2,401,330 (US$1,604,088) to C$1,938,395 (US$1,254,141). Cash, short-term investments and cash in trust comprised C$1,394,051 (US$901,951) and C$1,712,725 (US$1,144,100) of total assets at May 31, 2001 and 2000 respectively.

     During the fiscal year ended 2001, we raised a total of C$2,759,241 (US$1,843,173) from the issuance of special warrants, share purchase warrants and the exercise of stock options. On May 29, 2001, convertible debentures were converted into 900,000 common shares of the Company with an assigned value of C$370,722 (US$239,857). In the fiscal year ended 2000, we raised C$1,680,570
(US$1,122,621) pursuant to a private placement.

     As a development stage company, we have generated no revenues from the sale of product during the fiscal year ended 2001. Interest income of C$97,101 (US$62,824) was earned during the year versus C$7,095 (US$4,739) in the prior year, as a result of higher cash balances following the share issuance previously discussed.

     Operating expenses of C$3,061,814 (US$1,980,993) were significantly higher than the prior year of C$1,318,579 (US$880,811), as a result of product and market development activities undertaken.

     During the year, we received C$200,694 (US$129,849) in repayable contributions received from the National Research Council ("NRC") to assist in pre-commercialization. In addition, we have been reimbursed for C$156,000 (US$100,932) in the current year for research and development projects carried out by the NRC.

     On the investment front, we expanded our shareholder base to include potential customers and institutions. Fiscal 2001 began in early June with the settlement of a May 31, 2000 private placement, in which certain members of a U.S.-based buying group, the National Insulation Contractors' Exchange (NICE), participated as lead investors, joined by prominent institutional participants.

     We are exposed to cash balances of United States bank balances and the purchase cost for inputs sold in U.S. dollars. The size and nature of our operations do not allow the managing of risk through the use of hedging instruments.

B. LIQUIDITY AND CAPITAL RESERVE

     We generate cash from private placement equity financings, interest income on cash balances, receipt of recoverable goods and services tax, and government assistance for research and development initiatives. We currently have sufficient funds to operate for the next three months. See "Risk Factors -- We only have sufficient funds to operate for the next three months as of the date of this report and we cannot be sure that we will generate the necessary additional capital to finance the growth of our business."

     In the fiscal year ended 2000, we raised money through the issuance of a convertible debenture for C$360,000 (US$243,789). In the fiscal year ended 2001, this debenture was converted into capital stock. We have no other debt outstanding besides trade payables in the normal course of business and recoverable government contributions from future revenues.

     Our cash balances are invested in bank balances and short term money market instruments. As cash is required, money market instruments are redeemed and transferred to bank balances to satisfy accounts payable. All of our cash and cash equivalents are held in either United States and Canadian dollars. We do not currently use any financial instruments for hedging purposes.

     As at May 31, 2001 and through the date of this report, we have no commitments for any material additions to our capital equipment.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

     From inception to May 31, 2001, we have incurred C$2,657,300 (approx. US$1,783,423 ) on research and development. To facilitate our transition to operations, we shifted virtually all Research and Development to our long-standing research collaborator, the National Research Council Industrial Materials Institute, (NRC-IMI), an outside agency in Quebec, Canada with a specialized infrastructure and personnel relating to our products. These R&D activities are focused on making production of our products more cost effective and improving product features to add value. Already at NRC-IMI's facility is an R&D scale manufacturing line engineered, built and installed by the Company that incorporates all our technical processing advances to date. This new arrangement allows us to direct the activities of the Stoney Creek plant solely towards product and market development.

     Under a grant program with the Canadian federal government through the National Research Council Canada ("NRC-Canada"), we are eligible to be reimbursed for a portion of R&D expenses paid by us to NRC-IMI. In addition, we are parties to a Repayable Contribution Agreement with NRC-Canada under which NRC Canada agrees to make repayable contributions up to C$445,000 (approx. US$288,257) for the performance of certain work we undertake. Amounts contributed by NRC-Canada are repayable commencing January 1, 2004.

     During the year we achieved breakthroughs in fiber properties, processing methods, equipment design and product features. Aside from broadening our know-how, these advances have led to an application for another patent. Most significantly, we developed R-Buds(TM), an innovation in blowing wool configuration with far reaching benefits. R-Buds(TM) allows us to ship product cost-effectively on a national basis, and radically simplifies the handling and installation of blowing wool by professional contractors.

PATENTS

     We have US patent number 5,582,905 (published on December 10, 1996) and Canadian patent number 2,190,957 (published on April 6, 1999). These patents cover fiber based plastic insulating products made without using adhesives or mechanical methods to create thickness, or loft, which is a fundamental requirement for efficient insulating performance. Although RTICA(TM) is made of recycled PET, we believe that the patents cover a wide range of polymers. The US patent will expire on December 9, 2016, and the Canadian patent will expire on April 5, 2019. Applications for such patents are also pending in the European Patent Office. Even though our patents do not prevent others from making thermoplastic fiber insulation, we believe that they will result in their incurring higher manufacturing costs due to the need to use more difficult methods to create the loft. We have filed additional patent applications for our method and related equipment designs in the United States. See "Risk Factors -- We may be unable to protect our patent and proprietary technology related to the manufacture of RTICA(TM) due to our limited financial resources."

D. TREND INFORMATION

     As a development stage company, we cannot yet determine what trends will develop for our production, sales and inventory. While our marketing research provides support that market demand for RTICA(TM) will continue once commercial production begins, we can make no assurances that demand will actually continue once we are capable of the production and sale of commercial quantities of product.


ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

         The following table sets forth the information about our directors and executive officers as of November 15, 2001.

Name                       Age    Position with RTICA
----                       ---    -------------------
Warren D. Arseneau ....    53     Director & President
Roger J. Short ........    62     Director
Robert H. Stikeman ....    56     Director, Chief Financial Officer & Secretary
Martin H. Beck ........    49     Director & Vice President, Technology
Michael Boyd ..........    50     Director
Steve Letwin ..........    46     Director
Richard Galloway ......    52     Vice-President, Sales and Marketing

     WARREN ARSENEAU -- Warren Arseneau - President and Director since inception of the Company in April of 1987. Mr. Arseneau has occupied a key role in guiding the development of RTICA Inc. since its establishment in 1991. RTICA Inc. is our wholly owned subsidiary and was named E2 Development Corporation prior to its name change in 1999. From June 1991 to June 1998, Mr. Arseneau served as a consultant to RTICA pursuant to a management contract between E2 Development Corporation and Mr. Arseneau. From June 1998 through December 1999, Mr. Arseneau provided services to E2 Development Corporation, RTICA Inc. and RTICA pursuant to a management contract with Flat Rock Management, a sole proprietorship in Ontario engaged in management consulting which is wholly owned by Mr. Arseneau. From December 1999 through May 15, 2000, Mr. Arseneau worked without a written agreement. On May 15, 2000, a second consulting agreement was effected between Flat Rock Management and RTICA Inc. Mr. Arseneau currently serves as a consultant to RTICA under this contract which will remain in effect until December 31, 2004. See "Executive Compensation -- Contracts with Executives."

     ROGER J. SHORT -- Director since inception. Since September 1996, Mr. Short has owned Lecourt Enterprises Investment Management and Consulting. From September 1994 to September 1996, Mr. Short was chairman and chief executive officer of ES&S Limited, a privately held Canadian corporation in the industrial distribution business. From January 1991 to September 1994, Mr. Short was president, chief executive officer, and a director of Wajax Ltd., a Canadian public corporation listed on both the Toronto Stock Exchange and the Montreal Stock Exchange. He was also a director of Wajax Ltd.

     ROBERT H. STIKEMAN -- Counsel, Director and Chief Financial Officer since inception. Mr. Robert Stikeman has practised law in the Province of Ontario for approximately twenty years. Since 1986 he has served as senior partner in Stikeman, Graham, Keeley & Spiegel, a law firm which he was instrumental in establishing. Prior to that he was employed in private practice since approximately 1975.

     MARTIN H. BECK -- Vice President, Technology and Director since inception. Since 1988, Mr. Beck has been the principal shareholder and director of Dev Tech Labs, Inc., a private corporation providing a research and development facility. In 1986, Mr. Beck founded Dev Tech, Inc., a consulting and engineering corporation. In 1991, Dev Tech, Inc. and Dev Tech Labs, Inc. merged. During the period from 1977 to 1985, Mr. Beck was employed by Continental Can Corporation, a public corporation in the United States, initially as a research and development supervisor and then a general manager of research and engineering and site manager in research and development, engineering and manufacturing support and division quality control.

     MICHAEL M. BOYD -- Director since inception. Since September 1997, Mr. Boyd has been Vice-President of Merchant Banking with HSBC Capital (Canada) Inc.
HSBC Capital (Canada) Inc. is a subsidiary of the HSBC Bank Canada, a member of the HSBC Group which is one of the largest financial institutions in the world. From May 1995 to present, Mr. Boyd has also served as President of Junior Industrial Finance Corp, a personal investment company. Mr. Boyd has over twenty-four years of business experience in the areas of venture capital investment, corporate finance and merchant banking. Mr. Boyd also serves as a Director for Acton Food Group Inc. which is listed on the Toronto Stock Exchange under the symbol AFF, Wescam Inc, listed on the Toronto Stock Exchange as WSC, and Stake Technology Limited, listed on NASDAQ under the symbol STKL.

     STEVEN LETWIN -- Director since November 2000. Mr. Letwin is currently the Vice-President, Distribution & Services of Enbridge Inc. and prior to holding this position he was the President and Chief Operating Officer of Energy Services for Enbridge Inc. during the period of March 1999 through August 2000. Prior to his employment with Enbridge Inc., he was employed as the Chief Financial Officer (from

March 1998 to March 1999) and Vice-President, Marketing (from October 1995 to March 1998) of TransCanada Pipelines. Mr. Letwin has held senior executive positions with a number of companies in the energy transmission, exploration and production sectors. He has been responsible for acquisitions and divestitures, corporate economics and planning, corporate services and information systems, and financial services in companies that were involved in gas transmission, oil, refined products and electrical power.

     RICHARD GALLOWAY -- Vice-President, Sales and Marketing since June 2000. Prior to that period, from September 1999 to May 2000, Mr. Galloway performed similar marketing services for RTICA on a part time basis. From September 1989 through December 1999, Mr. Galloway performed marketing services for Team Contracting Inc. in the construction industry. Specifically Mr. Galloway worked in the areas of construction management for additions and renovations and construction of low income housing. His major clients included the United States Military, the Department of Housing, in various locations through out the United States, the New York City Board of Education and the City of New York Design & Construction Department. Prior to his employment at Team Contracting, Inc., Mr. Galloway was a sales and marketing executive in the insulation industry.

     All Directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. Directors currently receive no compensation for serving on the Board of Directors other than reimbursement of reasonable expenses incurred in attending meetings. Officers are elected annually by the Board of Directors and serve at the discretion of the Board. There is no family relationship between any Director or Officer and any other Director or Officer.

B. EXECUTIVE COMPENSATION

     The following table sets forth all compensation paid in respect of the Chief Executive Officer and those individuals who received compensation in excess of US$100,000 per year ("Named Executive Officer"). We have one Named Executive Officer. There were no other individuals who received compensation in excess of US$100,000 in the most recently completed fiscal year. During our most recently completed financial year the Named Executive Officer received an aggregate cash compensation by us and our wholly owned subsidiary, RTICA Inc. in the amount of C$153,500 (approx. US$99,032).



SUMMARY COMPENSATION TABLE(1)
IN CANADIAN DOLLARS
                                          Annual Compensation          Long-Term Compensation
                                   --------------------------------    ----------------------
Name and Principal                                                     Securities Underlying
    Position                       Year    Salary (C$)    Bonus(C$)       Options/SARs (#)
-----------------                  ----    -----------    ---------    ----------------------
Warren Arseneau, President .....   2001    153,500(1)       0(2)             200,000(3)

----------

(1) This represents management fees paid under a consulting contract pursuant to which office and administrative expenses of approximately C$40,000
     (approx. US$25,806) incurred by Mr. Arseneau were to be paid by Mr.
     Arseneau.

(2) Under the terms of Mr. Arseneau's contract with RTICA, over the four year term of the agreement, Mr. Arseneau is entitled to bonuses totaling up to C$325,000 if RTICA meets certain economic and strategic goals. See
     "Contracts with Executives."

(3) On December 1, 2000, Mr. Arseneau was granted 100,000 options which were immediately exerciseable as to 100,000 shares of Common Stock of RTICA at an exercise price of C$0.70 (US$0.45) per share and an expiration date of December 1, 2003. On January 15, 2001, Mr. Arseneau was granted another
     100,000 options which were immediately exerciseable as to 100,000 shares of Common Stock of RTICA at C$0.57 (US$0.37) per share and an expiration date of January 15, 2004. The options were granted pursuant to the terms of the Arseneau Consulting Agreement described below under "Contracts with Executives."


EMPLOYMENT AGREEMENTS

     RTICA Inc., the wholly owned subsidiary of RTICA, signed a consulting agreement with Warren Arseneau dated May 15, 2000 to manage RTICA (the "Arseneau Consulting Agreement"). The Arseneau Consulting Agreement terminates on December 31, 2004. In consideration for the services to be provided by Mr. Arseneau, we have agreed to pay the following consulting fees to Mr. Arseneau: C$13,000 (approx. US$8,513) per month during calendar 2001; C$13,500 (approx. US$8,840) per month during calendar 2002; C$14,000 (approx. US$9,168) per month during calendar 2003; C$1,500 (approx. US$982) per day, for a maximum of 100 days during calendar 2004. Mr. Arseneau is also entitled to bonuses totaling C$325,000, in the event the company meets certain economic and strategic goals. In the event of a sale of RTICA, Mr. Arseneau will be entitled to one percent (1%) of the sale proceeds. In addition, in the event of a change in control, we will owe Mr. Arseneau a penalty fee of C$750,000 (approx. US$485,286) if the Arseneau Consulting Agreement is terminated within 24 months of the change in control.

     In addition, the Arseneau Consulting Agreement provides for Mr. Arseneau to be granted options to purchase a total of 425,000 shares of RTICA's common stock. The options are to be issued as to 100,000 shares on each of December 1, 2000, January 15, 2001, January 15, 2002, and January 15, 2003, and as to the remaining 25,000 shares underlying the options on January 15, 2004. The options shall be immediately exercisable at the fair market value on the date of issuance. Mr. Arseneau has been granted 200,000 options pursuant this grant. Mr. Arseneau is also reimbursed for certain travel expenses and other direct expenses made on behalf of RTICA.

     RTICA Inc. has also signed a confidentiality, non-competition and intellectual property agreement with Warren Arseneau dated May 15, 2000. The term of the agreement is for 3 years after termination of the consulting agreement with Mr. Arseneau.

     Mr. Michael Boyd, through Junior Industrial Finance Corp., ("JIFC") provides financing, strategic planning and other consulting services to RTICA pursuant to a consulting agreement between RTICA Inc., a wholly owned subsidiary of RTICA, and JIFC. The agreement is effective as of April 1, 2000 and terminates on December 30, 2001. Under the agreement, Mr. Boyd receives US$500 per month plus US$50 per month expense allowance and reimbursement for out of pocket expenses incurred in connection with services performed.

     Mr. Martin Beck provides financing, strategic planning and other consulting services to RTICA pursuant to a consulting agreement with RTICA Inc., a wholly owned subsidiary of RTICA. The agreement is effective as of April 1, 2000 and terminates on December 30, 2002. Under the agreement, Mr. Beck receives US$1,000 for up to ten hours consulting services per month plus US$100 expense allowance for up to twenty hours consulting services per month. For consulting services over ten hours per month, Mr. Beck is paid fees of US$1,000 per day and US$50 per day for expenses incurred over twenty hours of consulting services per month. In addition, Mr. Beck is entitled to a bonus of US$5,000 in the event RTICA secures financing of at least C$2,000,000 (approx. US$1,294,096) during the term of the agreement.

     Mr. Roger Short serves RTICA pursuant to a consulting agreement executed by RTICA Inc. and Mr. Short. The agreement is effective as of January 1, 2000 and terminates on December 31, 2001. Under the agreement, Mr. Short receives C$2,500 (approx. US$1,609) per month plus C$300 (approx. US$203) per month expense allowance for up to two days of consulting services per month and reimbursement for out of pocket expenses incurred by Mr. Short in connection with services performed. For consulting services over two days per month, Mr. Short is paid fees of C$1,600 (approx. US$1,035) per day.

     Since June 2000, Mr. Richard Galloway provided consulting services to RTICA related to sales and marketing on a full time basis and is currently paid US$10,000 per month for services performed. Mr. Galloway has no written contract with us, however, we intend to enter a written consulting agreement with Mr. Galloway during the fiscal year ending May 31, 2002. Mr. Galloway has not been granted any bonuses or options to date.

     None of our other executive officers or directors presently receives or has received a salary or other compensation from RTICA or RTICA Inc. However, it is intended that certain of our officers may be employed in the future pursuant to written employment agreements. We presently believe that none of the salaries with officers will exceed C$30,000 (approx. US$20,634) during the fiscal year ending 2002.

STOCK OPTION PLAN

     The shareholders of RTICA have adopted the RTICA Corporation Stock Option Plan in order to provide an incentive for key directors, officers and employees. RTICA's stock option plan provides that the Board of Directors of RTICA may, from time to time in its discretion, grant to key directors, officers and employees and consultants providing significant time and attention to RTICA under contract to RTICA, or the registered retirement savings plan, or holding companies of them, the option to purchase shares of RTICA's common stock. The Board of Directors may determine the market price per share of common stock and the number of shares of common stock which may be allotted to each such person or plan and all other terms and conditions of the option, in accordance with the applicable policies of any relevant regulatory authority or the Canadian Venture Exchange. These options will be exercisable for a period not exceeding 5 years from the date of grant. The shareholders have authorized the granting of up to 3,500,000 options by the directors. Currently there are 3,240,250 outstanding, which have been granted at the following exercise prices: 1,810,250 at $0.20 per share; 5,000 at $0.22 per share; 55,000 at $0.25 per share; 30,000 at $0.35 per share; 115,000 at $0.39 per share; 60,000 at $0.53 per share; 100,000 at $0.55 per share; 125,000 at $0.70 per share, and 940,000 at $0.75 per share.

     RTICA's stock option plan provides that if a participant ceases to be eligible due to the loss of corporate office (being that of an officer or director) or employment or consultant status, the option shall expire after 90 days. The stock option plan also provides that the estate of a deceased participant can exercise the deceased's options for a period not exceeding six months following the date of the death.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND
LIMITATION OF LIABILITY

     Part VII of the Company's By-Laws limits the personal liability of directors and officers to the Company or its shareholders for monetary damages arising from a breach of their fiduciary duty in certain circumstances. Part VII of the Company's By-Laws also provides that the Company may indemnify its officers and directors to the fullest extent permitted by the Alberta Business Corporations Act from any liability and all costs, charges and expenses that such officer or director sustains in respect to any action, suit or proceeding that is proposed or commenced against him or her for or in respect the execution of the duties of his or her office. Part 9 of the Alberta Business Corporations Act authorizes a corporation to indemnify directors and officers unless such party has been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the best interests of the corporation. The effect of these provisions is to permit such indemnification by us for liabilities arising under the Securities Act.

C. COMMITTEES OF THE BOARD OF DIRECTORS

     There are two Board Committees, the Audit Committee, comprised of three members, two of whom are unrelated directors and the Compensation Committee, comprised of three members, two of whom are unrelated directors.

AUDIT COMMITTEE

     The Audit Committee of the Board of Directors (the "Committee") is composed of three directors, two of whom are non-management directors. The current members of the Committee are Robert Stikeman, Martin Beck and Michael Boyd. The Audit Committee has direct communications channels with internal personnel responsible for financial statement preparation and with the Corporation's external auditors. The Committee monitors audit functions and the preparation of financial statements and meets with outside auditors independent of management. Additional responsibilities include the review of any auditors' reports to management and review of internal controls and transactions between officers and the Corporation. The Audit Committee met more than once between May 31, 2000 and May 31, 2001.

COMPENSATION COMMITTEE

     The Compensation Committee of the Board of Directors (the "Committee") is composed of three directors, two of whom are non-management directors. The current members of the Committee are Robert Stikeman, Martin Beck and Michael Boyd. The Compensation Committee reviews the executive officers' compensation and management's recommendations on stock option grants to employees. The Committee meets as required to make recommendations to the Board of Directors with respect to senior executive compensation.

     The compensation of the Corporation's executive officers including those named in the Summary Compensation Table below (the "Named Executive Officers") is determined by the Board of Directors based on recommendations made by the Committee.

     Compensation for executive officers, including each of the Named Executive Officers, consists of a base salary and long-term share-based incentives, all of which are administered by the Committee.

     The Committee establishes salary ranges for the positions held by executive officers following an annual review of the responsibilities of the officer, the officer's performance, experience and years of service and the salary levels for comparable positions in other comparable companies. The Compensation Committee met more than once between May 31, 2000 and May 31, 2001.

D. EMPLOYEES

     We currently employ ten full-time employees and three full-time consultants, including Warren Arseneau, President of RTICA, who provides services pursuant to a written consulting agreement. See "Management -- Contracts with Executives." All of our full-time employees perform services for us at our Stoney Creek facility. As we grow, we will be required to hire, train, integrate, manage and retain our workforce including our technology, manufacturing, engineering, sales and business development staff.

E. SHARE OWNERSHIP

     The following table sets forth the beneficial ownership of shares of Common Stock of the Company as of November 15, 2001 of (i) the Chief Executive Officer and each of the Company's other executive officers, (ii) each director and nominee to serve as a director and (iii) all directors and executive officers of the Company as a group:



==============================================================================================================
NAME OF                                 |                             |  AMOUNT AND NATURE OF  |  PERCENT OF
BENEFICIAL OWNER                        |  POSITION WITH RTICA        |  BENEFICIAL OWNERSHIP  |   CLASS(8)
----------------------------------------|-----------------------------|------------------------|--------------
Warren Arseneau                         |  Director & President       |       4,286,307(1)     |    12.44%
----------------------------------------|-----------------------------|------------------------|--------------
Martin H. Beck                          |  Director & Vice            |                        |
                                        |  President, Technology      |       5,042,962(2)     |    14.57%
----------------------------------------|-----------------------------|------------------------|--------------
Michael Boyd                            |  Director                   |       1,173,722(3)     |     3.41%
----------------------------------------|-----------------------------|------------------------|--------------
Richard Galloway                        |  Vice President, Sales &    |                        |
                                        |  Marketing                  |          33,503        |       *
----------------------------------------|-----------------------------|------------------------|--------------
Stevin Letwin                           |  Director                   |         100,000(4)     |     0.29%
----------------------------------------|-----------------------------|------------------------|--------------
Roger J. Short                          |  Director                   |       1,577,518(5)     |     4.63%
----------------------------------------|-----------------------------|------------------------|--------------
Robert H. Stikeman                      |                             |                        |
Stikeman, Graham, Keeley & Spiegel      |  Director, Chief Financial  |                        |
220 Bay Street                          |  Officer & Secretary        |         368,022(6)     |     1.08%
7th Floor, Box 24                       |                             |                        |
Toronto, Ontario M5J 2W4 Canada         |                             |                        |
----------------------------------------|-----------------------------|------------------------|--------------
All directors and executive officers    |                             |                        |
as a group (7 persons)                  |                             |      12,548,531(7)     |    34.72%
==============================================================================================================


*    Less than one percent.

(1) Includes 410,000 shares of common stock subject to options granted to Mr. Arseneau that are currently exercisable.

(2) Includes 4,083,212 shares of common stock owned by Greensulate L.L.C., a private U.S. company controlled by Martin Beck. Also includes 567,750 shares subject to options granted to Mr. Beck that are currently exercisable.

(3) Includes 352,631 shares of common stock owned directly by Mr. Boyd; 141,937 shares owned indirectly through Investor Services in Trust for Mr. Boyd's RRSP; and 362,154 shares owned indirectly through Junior Industrial Finance Corp., a private company wholly owned by Mr. Boyd. Includes 235,000 shares subject to options granted to Mr. Boyd that are currently exercisable. Also includes an aggregate of 95,000 shares that Mr. Boyd has the right to acquire from various persons including 25,000 shares from each of Messrs. Arseneau, Short and Beck. The options with respect to the 95,000 shares are exercisable at C$0.60 and expire on June 14, 2003.

(4) Includes 100,000 shares of common stock subject to options granted to Mr. Letwin that are currently exercisable. Does not include 3,627,723 shares of common stock owned by Enbridge, Inc., where Mr. Letwin is an officer.

(5) Includes 577,500 shares of common stock subject to options granted to Mr. Short that are currently exercisable.

(6) Includes 100,000 shares of common stock subject to options granted to Mr. Stikeman that are currently exercisable.

(7) Includes an aggregate of 2,085,250 shares of common stock issuable upon exercise of currently outstanding options granted to officers and directors of RTICA that are currently exercisable.

(8) Shares of common stock which a person has the right to acquire within 60 days of the date of this annual report pursuant to the exercise of options, warrants or other convertible securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. See "Directors and Executive Officers -- Compensation."


ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

     To our knowledge, we are not directly or indirectly owned or controlled by another corporation or by any foreign government.

     The following table sets forth information as of November 15, 2001 with respect to the beneficial ownership of shares of common stock currently issued and outstanding by (i) each person known to us to be the owner of more than 5% of the outstanding shares of common stock, (ii) each officer and director, and
(iii) all officers and directors as a group. Unless otherwise indicated, the address for each individual listed is 999 Barton Street, Stoney Creek, Ontario L8E 5H4 Canada.

=============================================================================
                 |                                 |             | PERCENT OF
TITLE OF CLASS   |              NAME               |   AMOUNT    |  CLASS(1)
-----------------|---------------------------------|-------------|-----------
Common Stock     | Warren Arseneau                 | 4,286,307(2)|   12.44%
-----------------|---------------------------------|-------------|-----------
Common Stock     | Martin H. Beck                  | 5,042,962(3)|   14.57%
-----------------|---------------------------------|-------------|-----------
Common Stock     | Enbridge Inc.(4)                | 3,627,723   |   10.65%
                 | Canada Trust Tower              |             |
                 | 421 7th Avenue SW, Suite 2900   |             |
                 | Calgary, Alberta T2P 4K9 Canada |             |
-----------------|---------------------------------|-------------|-----------
Common Stock     | Nice Investments LLC(5)         | 3,087,500   |    9.07%
                 | 40 West Gude Drive, Suite 210   |             |
                 | Rockville, Maryland 20850       |             |
=============================================================================

-----------

(1) Shares of common stock which a person has the right to acquire within 60 days of the date of this annual report pursuant to the exercise of options, warrants or other convertible securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. See "Directors and Executive Officers -- Compensation."

(2) Includes 410,000 shares subject to options granted to Mr. Arseneau that are currently exercisable.

(3) Includes 4,083,212 shares owned by Greensulate L.L.C., a private U.S. company controlled by Martin Beck. Also includes 567,750 shares subject to options granted to Mr. Beck that are currently exercisable.

(4) Enbridge Inc. is a public company that trades on the Toronto Stock Exchange under the symbol ENB and on NASDAQ under the symbol ENBR.

(5) Nice Investments LLC is a Delaware limited liability company owned by members of a trade association in the construction industry.


B. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Except as set forth below, from the beginning of our last fiscal year through the date of this report we have not entered into any transactions with any director, executive officer, director nominee, 5% or more shareholder, or any member of the immediate families of the foregoing persons (including spouses, parents, children, siblings and in-laws).

     1. In fiscal 2001, DevTech Labs Inc. ("DevTech") provided us with product and process development services in consideration for US$10,668. Mr. Martin Beck, a Director of RTICA is the President, Director and a principal shareholder of DevTech. In addition, since January 1, 2000, we have paid Mr. Beck US$1,100 per month as consulting fees. The terms of this contract are set forth in the section entitled "Executive Compensation -- Contracts with Executives."

     2. On November 23, 1999, DevTech loaned RTICA, Inc, a wholly owned subsidiary of RTICA, US$25,000 pursuant to a promissory note bearing interest at a rate of 5.42% per annum with a maturity date of November 22, 2000. There was no prepayment penalty under the terms of the note. RTICA Inc. repaid the total indebtedness due under the note prior to the maturity date.

     3. Messrs. Arseneau, Boyd and Short, all of whom are Directors of RTICA, perform services for the company pursuant to consulting contracts. The terms of these contracts are set forth in the section entitled "Executive Compensation -- Contracts with Executives."

     4. Mr. Robert Stikeman through Stikeman, Graham, Keeley & Spiegel receives fees from RTICA in consideration for legal services provided to RTICA.

     We believe that the terms of the transactions described above were comparable to those which could have been obtained from non-affiliated parties.


ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS Pages F-1 to F-26

Independent Auditors' Report..............................................   F-1

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting
  Differences.............................................................   F-2

Consolidated Balance Sheets as of May 31, 2001 and 2000...................   F-3

Consolidated Statements of Operations and Deficit for the Years ended
  May 31, 2001 and 2000 and cumulative period from June 13, 1991
  (inception) to May 31, 2001.............................................   F-4

Consolidated Statements of Cash Flows for the Years ended
  May 31, 2001 and 2000 and cumulative period from June 13, 1991
  (inception) to May 31, 2000.............................................   F-5

Notes to Consolidated Financial Statements................................   F-6


ITEM 9. THE OFFER AND LISTING

     Not Applicable, except for Item 9.A.4 and Item 9.C.

A. PRICE RANGE OF COMMON STOCK

     Our authorized capital stock consists of an unlimited number of shares of common stock, of which 34,052,636 were issued and outstanding as of November 15, 2001, and an unlimited number of Preferred Stock, none of which is outstanding. Our common stock currently trades on the Canadian Venture Exchange (CDNX) under the symbol RTN. We have no established trading market in the United States.

     The following table sets forth, for the period indicated, the high and low bid prices, in Canadian Dollars for our shares of common stock from May 31, 1997 through May 31, 2001, as reported by the CDNX:


                                                     High      Low
                                                    -----     -----
                                                  (In Canadian Dollars)

        Year Ended May 31, 1998* .............      $1.00     $0.43
        Year Ended May 31, 1999 ..............       0.52      0.08
        Year Ended May 31, 2000 ..............       1.20      0.18
                 First Quarter ...............       0.50      0.18
                 Second Quarter ..............       0.50      0.35
                 Third Quarter ...............       0.45      0.30
                 Fourth Quarter ..............       1.20      0.22
        Year Ending May 31, 2001 .............      $0.90      0.46
                 First Quarter ...............       0.90      0.57
                 Second Quarter ..............       0.84      0.58
                 Third Quarter ...............       0.76      0.50
                 Fourth Quarter ..............       0.71      0.46

----------

*  From initial listing in October 1997.

     The following table sets forth, for the past six months, the high and low bid prices, in Canadian Dollars for our shares of common stock, as reported by the CDNX:

                       Month Ended                 High          Low
                       -----------                 -----         ----
                                                  (In Canadian Dollars)

        May 31, 2001 ........................      $0.65         0.55
        June 30, 2001 .......................       0.90         0.54
        July 31, 2001 .......................       0.75         0.61
        August 31, 2001 .....................       0.86         0.68
        September 30, 2001 ..................       0.74         0.55
        October 31, 2001 ....................       0.71         0.58


     On November 15, 2001, both the high and low bid prices, in Canadian dollars for shares of our common stock were $0.61 (US$0.384) and $0.60 (US$0.378) respectively.

C. MARKETS

     Our common stock currently trades on the Canadian Venture Exchange (CDNX) under the symbol RTN. We have no established trading market in the United States. Although we are seeking a market maker to apply to the National Association of Securities Dealers to quote our stock on the Over the Counter Bulletin Board (OTCBB), no assurances can be made that any market maker will agree to quote our stock on the OTCBB or that a public market for our shares will ever develop in the United States.


ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

     Not Applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

     Incorporated by reference to exhibits 3.1.1 to 3.1.3 to our registration statement on Form SB-2 (Reg. No. 333-50212) filed November 17, 2000.

C. MATERIAL CONTRACTS

     Other than the NRC-IMI contract for research and development services (see "Item 5. Operating and Financial Review and Prospects -- Research and Development") and the consulting contracts with Messrs. Arseneau, Beck, Boyd and Short (see "Item 6.B. Executive Compensation -- Employment Agreements"), in the past two years, we have not entered into any material contracts other than contracts entered into in the ordinary course of our business.

D. EXCHANGE CONTROLS

     There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to non-resident holders of our Common Stock, other than withholding tax requirements.

     There is no limitation imposed by Canadian law or by our articles of incorporation or our other charter documents on the right of a non-resident to hold or vote Common Stock, other than as provided by the INVESTMENT CANADA ACT, the NORTH AMERICAN FREE TRADE AGREEMENT IMPLEMENTATION ACT (Canada) and the WORLD TRADE ORGANIZATION AGREEMENT IMPLEMENTATION ACT. The INVESTMENT CANADA ACT requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "non-Canadian" of "control" of a "Canadian business", all as defined in the INVESTMENT CANADA ACT. Generally, the threshold for review will be higher in monetary terms for a member of the World Trade Organization or North American Free Trade Agreement.

E. MATERIAL UNITED STATES AND CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

     The Canada-United States Income Tax Convention, 1980, as amended (the "Treaty") essentially calls for taxation of shareholders by the shareholder's country of residence. In those instances in which a tax may be assessed by the other country, a corresponding credit against the tax owed in the country of residence is generally available, subject to limitations.

UNITED STATES

     The following describes material United States federal income tax consequences of the purchase, ownership and disposition of RTICA shares of common stock by a shareholder who is a citizen or resident of the United States or a United States domestic corporation or who otherwise will be subject to United States federal income tax. This summary is based on the United States Internal Revenue Code of 1986 (the "Code"), as amended, administrative pronouncements, judicial decisions and existing and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This summary discusses only the material United States federal income tax consequences to those beneficial owners holding the securities as capital assets within the meaning of Section 1221 of the Code and does not address the tax treatment of a beneficial owner that owns 10% or more of shares of the Company's common stock. It is for general guidance only and does not address the consequences applicable to certain specialized classes of taxpayers such as certain financial institutions, insurance companies, dealers in securities or foreign currencies, certain religious, scientific, charitable and similar tax-exempt organizations, or United States persons whose functional currency (as defined in Section 985 of the Code) is not the United States dollar. Persons considering the purchase of these securities should consult their own tax advisors with regard to the application of the United States and other income tax laws to their particular situations. In particular, a United States shareholder should consult his own tax advisor with regard to the application of the United States federal income tax laws to his situation.

1. COMPANY'S STATUS AS A PASSIVE FOREIGN INVESTMENT COMPANY

     The Company may have qualified as a passive foreign investment company ("PFIC") for United States federal income tax purposes for one or more of its taxable years and may in future years qualify as a PFIC. Consequently, a U.S. shareholder who owns (directly or indirectly) shares of the Company's common stock may be subject to the PFIC tax rules discussed below.

     A corporation is considered a PFIC for any taxable year if either (i) at least 75% of its gross income is "passive income", or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during the taxable year) is attributable to assets that are held for the production of passive income. For purposes of this test, the Company would be treated as owning the Company's proportionate share of the assets and earning its proportionate share of the income of any other corporation in which the Company owns, directly or indirectly, more than 25% (by value) of the stock. You should consult your tax advisor to determine whether the Company qualified as a PFIC in any taxable year.

     If you are a U.S. person who directly or indirectly holds shares of the Company's common stock during any taxable year in which the Company qualified as a PFIC, you will be subject to special tax rules with respect to any "excess distributions" that you receive and any gain you may realize from a (direct or indirect) sale or other disposition (including a pledge) of the shares, unless you make a Section 1295 election to have the Company treated as a "qualified electing fund" (a "QEF"). If you do not make such an election to have the Company treated as a QEF, the following rules will apply:

     1. Distributions to a U.S. shareholder made by the Company during a taxable year that are "excess distributions" (defined generally as distributions in any taxable year which exceed 125% of the average distributions in the three preceding taxable years (or such fewer number of preceding taxable years in the shareholder's holding period)) must be allocated ratably to each day of such shareholder's holding period. The portion of any excess distribution allocated to the U.S. shareholder's current taxable year and to taxable years when the Company was not a PFIC must be included in the shareholder's gross income for the year of the distribution as ordinary income. The remainder of the excess distribution is subject to a "deferred tax," which, in general, is the tax (computed at the highest rate of tax) that would have been owed if that remainder had been included in the shareholder's income in a previous year, plus an interest charge. The portion of any distribution that is not an "excess distribution" will be subject to the tax rules regarding dividends (which generally treat such distributions as ordinary income to the extent of the distributing corporation's allocable earnings and profits, and treat any excess either as a return of capital or as capital gain).

     2. The entire amount of any gain realized upon the (direct or indirect) sale or other disposition (including certain dispositions, such as a pledge, which might not otherwise result in the recognition of gain for U.S. income tax purposes) of shares of the Company stock will be treated as an excess distribution in the year of such (direct or indirect) sale or other disposition and as a consequence will be taxed as ordinary income and, to the extent allocable to taxable years prior to the year of such sale or disposition, will be subject to an interest charge. Limitations may apply to the recognition of losses on any such sale or other disposition.

     If you are a U.S. person who directly or indirectly holds shares of the Company's common stock during any taxable year in which the Company qualified as a PFIC and you make a Section 1295 election to have the Company treated as a QEF, you will be currently taxable on your pro rata share of the Company's ordinary earnings and capital gain (at ordinary income and capital gains rates, respectively) for each taxable year of the Company, regardless of whether or not distributions are made to the shareholders. Your tax basis in your shares will be increased to reflect taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of tax basis in the shares and will not be taxed again as a distribution to you.

     A shareholder may make a Section 1295 election with respect to a PFIC for any taxable year of the shareholder. Once a Section 1295 election is made, it remains in effect, although not applicable, during those years that the corporation is not a PFIC. If in a subsequent year the corporation again qualifies as a PFIC, the Section 1295 election previously made is still valid and binding on the shareholder. Once a shareholder makes a Section 1295 election, the shareholder may revoke the election only with the consent of the IRS.

     If a shareholder timely makes a Section 1295 election for the first taxable year of the Company in which it qualified as a PFIC that is included in the shareholder's holding period, then the "excess distribution" rules described above will not apply to such shareholder; if the shareholder makes a Section 1295 election but it is not for such first taxable year, then the "excess distribution" rules and the rules governing shareholders who make a Section 1295 election may both apply to such shareholder. A shareholder who timely files a
Section 1295 election for the first taxable year of the Company in which it qualified as a PFIC that is included in the shareholder's holding period will be taxable at capital gains rates when he sells or otherwise disposes of his Company stock (assuming the stock is otherwise a capital asset in his hands).

     A shareholder making the Section 1295 election must make the election on or before the due date, as extended, for filing the shareholder's income tax return for the first taxable year to which the election will apply. In making the election, the shareholder must provide various information (required by the IRS regulations) to the IRS. The rules relating to the Section 1295 election are complex and require considerable information to be supplied to the IRS. Any shareholder contemplating making a Section 1295 election should consult with his own tax advisor with respect to the timing, mechanics and consequences of making such an election.

     Alternatively, a U.S. person who directly or indirectly holds shares of the Company's common stock during any taxable year in which the Company qualified as a PFIC may elect to mark the Company's stock to market each year. In general, such a shareholder would include in income each year an amount equal to the excess, if any, of the fair market value of the Company's stock as of the close of the Company's taxable year over the shareholder's adjusted tax basis in such stock. Such increase would be taxable to the electing shareholder as ordinary income. An electing shareholder would generally be allowed a deduction if the electing shareholder's adjusted tax basis in the Company's stock exceeds its fair market value as of the close of the Company's taxable year. However, such deductions would be allowed only to the extent of any net mark-to-market gains with respect to the stock that were included in income by the shareholder for prior taxable years. A shareholder who makes this election for the first taxable year in his holding period for which the Company qualified as a PFIC would not be subject to the excess distribution rules referred to above; however, if the mark-to-market election is not made for such first taxable year, a special coordination rule will apply for the first taxable year for which the election is in effect. A mark-to-market election may not be revoked without the consent of the IRS and once made, would apply to all taxable years during which the Company's common stock is traded on an established securities exchange.

     Any shareholder wishing to make the mark-to-market election should consult his own tax advisor as to the timing, mechanics and consequences of making such an election.

     Special rules apply with respect to the calculation of the foreign tax credit with respect to income attributable to a PFIC.

     Each U.S. shareholder should consult his own tax advisor with respect to how the PFIC rules may affect such shareholder's tax situation, in particular the annual reporting requirements and any available shareholder elections.

2. IF THE COMPANY IS NOT A PFIC

     If the Company does not qualify as a PFIC for any taxable year in which a U.S. shareholder holds (directly or indirectly) stock in the Company, the following discussion describes the United States federal income tax consequences arising from the holding and disposition of the Company's common stock.

     A United States shareholder generally will realize (to the extent of the Company's current and accumulated earnings and profits) foreign source ordinary income on the receipt of cash dividends, if any, with respect to shares of the Company's common stock equal to the United States dollar value of such dividends, determined by reference to the exchange rate in effect on the day the dividends are received by (or credited to) the United States shareholder (with the value of such dividends computed before any reduction for any Canadian withholding tax). To the extent that distributions exceed the current and accumulated earnings and profits of the Company, such excess will be treated first as a return of capital (up to the U.S. shareholder's adjusted tax basis in the shares) and thereafter as gain from the sale or exchange of such shares. United States shareholders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any dividends received which are converted into United States dollars on a date subsequent to receipt.

     Subject to the requirements and limitations imposed by the Code, a U.S. shareholder may elect to claim (as a foreign tax credit against the U.S. federal income tax liability of such holder) the amount of any Canadian tax withheld or paid with respect to dividends on the shares of the Company's common stock. Dividends on the shares of the Company's common stock generally will constitute "passive income" or, in the case of certain U.S. shareholders, "financial services income," for U.S. foreign tax credit purposes. Subject to the requirements and limitations imposed by the Code, U.S. shareholders who do not elect to claim any foreign tax credits may claim a deduction (in computing their United States taxable income) for any Canadian income tax withheld or paid with respect to such dividends. Dividends paid on the shares of the Company's common stock will generally not be eligible for the dividends received deduction available in certain cases to U.S. corporations.

     Upon a sale or exchange of a share of the Company's common stock, a U.S. shareholder will generally recognize gain or loss equal to the difference between the amount realized on such sale or exchange and the adjusted tax basis of such share of common stock. Generally, any gain or loss recognized as a result of the foregoing will be taxed as capital gain or loss (assuming the stock was a capital asset in the shareholder's hands) and will be either long-term or short-term depending upon the period of time the shares that were sold or exchanged, as the case may be, were held. Preferential tax rates for long term capital gains apply generally to a U.S. shareholder which is an individual, estate or trust. Deductions for capital losses, however, may be subject to significant limitations.

     EACH INVESTOR SHOULD CONSULT HIS OWN TAX ADVISOR TO DISCUSS THE TAX CONSEQUENCES OF OWNING SHARES IN VIEW OF HIS PARTICULAR SITUATION.

CANADA

     The following is a summary of material Canadian federal income tax considerations generally applicable to the acquisition, holding and disposition of shares of our common stock purchased pursuant to this prospectus by a United States shareholder who, for the purposes of the Income Tax Act (Canada) and the Canada-United States Income Tax Convention, as applicable and at all relevant times:

     o    is resident in the United States and not resident in Canada;

     o    holds shares of our common stock as capital property;

     o    does not have a "permanent establishment" or "fixed base" in Canada;
          and

     o    deals with us at arm's length.

Special rules, which are not discussed in this summary, may apply to "financial institutions" and to non- resident insurers carrying on an insurance business in Canada and elsewhere.

     This summary is based on the current provisions of the Income Tax Act (Canada) and the regulations thereunder and the Canada-United States Income Tax Convention, all specific proposals to amend the Income Tax Act (Canada) or the regulations thereunder announced by the Canadian Minister of Finance prior to the date of this prospectus and the current published administrative practices of Revenue Canada. This summary does not otherwise take into account or anticipate any changes in law or administrative practice nor does it take into account income tax laws or considerations of any province or territory of Canada or any jurisdiction other than Canada, which may differ from the federal income tax consequences described herein.

     EACH INVESTOR SHOULD CONSULT HIS TAX ADVISOR TO DISCUSS THE TAX CONSEQUENCES OF OWNING SHARES IN VIEW OF HIS PARTICULAR SITUATION.


DIVIDENDS

     Under the Income Tax Act (Canada) and the Canada-United States Income Tax Convention, dividends paid or credited, or deemed to be paid or credited, on the shares of our common stock to a United States shareholder who owns less than 10% of our voting shares will be subject to Canadian withholding tax at the rate of 15% of the gross amount of such dividends or deemed dividends.

     Under the Canada-United States Income Tax Convention, dividends paid or credited to certain religious, scientific, charitable and similar tax exempt organizations and certain pension organizations that are resident, and exempt from tax, in the United States and that have complied with certain administrative procedures are exempt from this Canadian withholding tax.

     EACH INVESTOR SHOULD CONSULT HIS TAX ADVISOR TO DISCUSS THE TAX CONSEQUENCES OF OWNING SHARES IN VIEW OF HIS PARTICULAR SITUATION.


DISPOSITION OF SHARES OF COMMON STOCK

     A capital gain realized by a United States shareholder on a disposition or deemed disposition of shares of our common stock will not be subject to tax under the Income Tax Act (Canada) unless such shares constitute taxable Canadian property within the meaning of the Income Tax Act (Canada) at the time of the disposition or deemed disposition. In general, the shares of our common stock will not be "taxable Canadian property" if they are listed on a prescribed exchange, which includes the Canadian Venture Exchange on which our shares are listed, or at any time within the five-year period immediately preceding the disposition the United States shareholder, persons with whom the United States shareholder did not deal at arm's length, or the United States shareholder together with such persons owned or had an interest in or a right to acquire more than 25% of any class or series of our shares. A deemed disposition of shares of our common stock will arise on the death of a United States shareholder.

     EACH INVESTOR SHOULD CONSULT HIS TAX ADVISOR TO DISCUSS THE TAX CONSEQUENCES OF OWNING SHARES IN VIEW OF HIS PARTICULAR SITUATION.

F. DIVIDENDS AND PAYING AGENTS

     Not Applicable.

G. STATEMENT BY EXPERTS

     Not Applicable.

H. DOCUMENTS ON DISPLAY

     Any statement in this Annual Report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the registration statement, the contract or document is deemed to modify the description contained in this Annual Report. You must review the exhibits themselves for a complete description of the contract or document.

     You may review a copy of our filings with the SEC, including exhibits and schedules filed with it, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and the Regional Offices of the SEC located at 233 Broadway, New York, New York 10279 and at the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a Web site (HTTP://WWW.SEC.GOV) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Although we make many of our filings with the SEC electronically as a foreign private issuer, we are not obligated to do so.

     You may read and copy any reports, statements or other information that we file with the SEC at the addresses indicated above and you may also access them electronically at the Web site set forth above. These SEC filings are also available to the public from commercial document retrieval services.

     WE ARE REQUIRED TO FILE REPORTS AND OTHER INFORMATION WITH THE SEC UNDER THE SECURITIES EXCHANGE ACT OF 1934. REPORTS AND OTHER INFORMATION FILED BY US WITH THE SEC MAY BE INSPECTED AND COPIED AT THE SEC'S PUBLIC REFERENCE FACILITIES DESCRIBED ABOVE. AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE EXCHANGE ACT PRESCRIBING AND FURNISHING AND CONTENT OF PROXY STATEMENTS AND OUR OFFICERS, DIRECTORS AND PRINCIPAL SHAREHOLDERS ARE EXEMPT FROM THE REPORTING AND SHORT-SWING PROFIT RECOVERY PROVISIONS CONTAINED IN
SECTION 16 OF THE EXCHANGE ACT. UNDER THE EXCHANGE ACT, AS A FOREIGN PRIVATE ISSUER, WE ARE NOT REQUIRED TO PUBLISH FINANCIAL STATEMENTS AS FREQUENCY OR AS PROMPTLY AS UNITED STATES COMPANIES.

I. SUBSIDIARY INFORMATION

     See Item 4.C. of this Annual Report.


ITEM 11. QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT RISK

         Not applicable. The Company is a small business issuer.


ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not Applicable.

                                     PART II


ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

         Not Applicable.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
         AND USE OF PROCEEDS

         Not Applicable.


ITEM 15. [RESERVED]


ITEM 16. [RESERVED]

                                    PART III


ITEM 17. FINANCIAL STATEMENTS

         Not Applicable.


ITEM 18. FINANCIAL STATEMENTS

         See pages F-1 to F-24.

ITEM 19. EXHIBITS

   EXHIBIT
   NUMBER                        DESCRIPTION
   -------                       -----------
     1.1  Articles of Incorporation (incorporated herein by reference to Exhibit
          3.1.1 to the Company's registration statement on Form SB-2 filed on November 17, 2000).

     1.2 Amendment to Articles of Incorporation (incorporated herein by reference to Exhibit 3.1.2 to the Company's registration statement on Form SB-2 filed on November 17, 2000).

     1.3 Restated and Amended Articles of Incorporation (incorporated herein by reference to Exhibit 3.1.3 to the Company's registration statement on Form SB-2 filed on November 17, 2000).

     1.4  Bylaws of the Corporation (incorporated herein by reference to Exhibit
          3.2.1 to the Company's registration statement on Form SB-2 filed on November 17, 2000).

     1.5 Amendment to Bylaws (incorporated herein by reference to Exhibit 3.2.2 to the Company's registration statement on Form SB-2 filed on November 17, 2000).

     2.1 Form of Common Stock (incorporated herein by reference to Exhibit 4.1 to the Company's registration statement on Form SB-2 filed on November 17, 2000).

     4.1 Consulting Contract with Warren Arseneau dated May 15, 2000 (incorporated herein by reference to Exhibit 10.1 to the Company's registration statement on Form SB-2 filed on November 17, 2000).

     4.2 Consulting Contract with Martin H. Beck dated April 1, 2000 (incorporated herein by reference to Exhibit 10.2 to the Company's registration statement on Form SB-2 filed on November 17, 2000).

     4.3 Consulting Contract with Michael Boyd dated April 1, 2000 (incorporated herein by reference to Exhibit 10.3 to the Company's registration statement on Form SB-2 filed on November 17, 2000).

     4.4 Consulting Contract with Roger Short dated January 1, 2000 (incorporated herein by reference to Exhibit 10.4 to the Company's registration statement on Form SB-2 filed on November 17, 2000).

     4.5 Confidentiality, Non-competition and intellectual property agreement with Warren Arseneau dated May 15, 2000 (incorporated herein by reference to Exhibit 10.5 to the Company's registration statement on Form SB-2 filed on November 17, 2000).

     4.6 Escrow Agreement dated as of September 18, 1997 among the Corporation, Montreal Trust Company of Canada and those shareholders that executed such Escrow Agreement (incorporated herein by reference to Exhibit
          10.6 to the Company's registration statement on Form SB-2 filed on November 17, 2000).

     4.7 Timed Release Escrow Agreement dated April 28, 1998 between the Corporation and those shareholders that executed such Escrow Agreement (incorporated herein by reference to Exhibit 10.7 to the Company's registration statement on Form SB-2 filed on November 17, 2000).

     4.8 Performance Release Escrow Agreement dated April 28, 1998 between the Corporation and those shareholders that executed such Escrow Agreement (incorporated herein by reference to Exhibit 10.8 to the Company's registration statement on Form SB-2 filed on November 17, 2000).

     4.9 Transfer Agency and Registrarship Agreement dated as of September 18, 1997, between the Corporation and Montreal Trust Company of Canada (incorporated herein by reference to Exhibit 10.9 to the Company's registration statement on Form SB-2 filed on November 17, 2000).

     4.10 Standard Terms for R&D Project of Service (incorporated herein by reference to Exhibit 10.11 to the Company's registration statement on Form SB-2 filed on November 17, 2000).

     4.11 Industrial Research Assistance Program Repayable Contribution Agreement (incorporated herein by reference to Exhibit 10.12 to the Company's registration statement on Form SB-2 filed on November 17,
          2000).

     4.12 RTICA Corporation Stock Option Plan (incorporated herein by reference to Exhibit 10.10 to the Company's registration statement on Form SB-2 filed on November 17, 2000).

     4.13 Form of Stock Option Agreement (incorporated herein by reference to
          Exhibit 10.13 to the Company's registration statement on Form SB-2 filed on November 17, 2000).

     6.   Computation of per share earnings (included in Financial Statements).

     7.   Ratio of earning to fixed charges (included in Financial Statements).

     8. Subsidiaries of Company (incorporated herein by reference to Exhibit 21 to the Company's registration statement on Form SB-2 filed on November 17, 2000).

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.


                                          RTICA CORPORATION


                                          BY: /s/ Warren Arseneau
                                              ----------------------------------
                                                  Warren Arseneau, President

Date: November 28, 2001

                      Consolidated Financial Statements
                      (Expressed in Canadian dollars)

                      RTICA CORPORATION
                      (FORMERLY INZECO HOLDINGS INC.
                      (A DEVELOPMENT STAGE COMPANY))

                      Years ended May 31, 2001, 2000 and 1999 and cumulative period from June 13, 1991
                      (inception) to May 31, 2001
kpmg [LOGO]

        KPMG LLP
        CHARTERED ACCOUNTANTS                         Telephone (905) 949-7800
        Mississauga Executive Centre                  Telefax   (905) 949-7799
        Four Robert Speck Parkway                     www.kpmg.ca
        Suite 1500
        Mississauga ON L4Z 1S1

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of RTICA Corporation (formerly Inzeco Holdings Inc.) as at May 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for the years ended May 31, 2001, 2000 and 1999 and cumulative period from June 13, 1991 (inception) to May 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2001 and 2000 and the results of its operations and its cash flows for the years ended May 31, 2001, 2000 and 1999 and for the period from June 13, 1991 (inception) to May 31, 2001 in accordance with Canadian generally accepted accounting principles.

Accounting principles generally accepted in Canada vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected the financial statements to the extent summarized in note 13 to the consolidated financial statements.

[GRAPHIC OMITTED]
[SIGNATURE OF KPMG LLP]

Chartered Accountants

Mississauga, Canada

June 29, 2001
kpmg [LOGO]

        KPMG LLP
        CHARTERED ACCOUNTANTS                         Telephone (905) 949-7800
        Mississauga Executive Centre Telefax          Telefax   (905) 949-7799
        Four Robert Speck Parkway                     www.kpmg.ca
        Suite 1500
        Mississauga ON L4Z 1S1

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the directors dated June 29, 2001, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

[GRAPHIC OMITTED]
[SIGNATURE OF KPMG LLP]

Chartered Accountants

Mississauga, Canada

June 29, 2001

RTICA CORPORATION
(FORMERLY INZECO HOLDINGS INC. (A DEVELOPMENT STAGE COMPANY))

Consolidated Balance Sheets
(Expressed in Canadian dollars)

May 31, 2001 and 2000


------------------------------------------------------------------------------------------
                                                                 2001              2000
------------------------------------------------------------------------------------------
Assets

Current assets:
  Cash, short-term investments
    and cash in trust (note 6(e))                           $  1,394,051      $  1,712,725
  GST and other receivables                                       74,301            92,953
  Prepaid expenses                                                 8,442             8,442
------------------------------------------------------------------------------------------
                                                               1,476,794         1,814,120

Fixed assets (note 3)                                            435,236           534,481

Goodwill, net of accumulated amortization
   of $82,574 (2000 - $56,210)                                    26,364            52,728

Deferred development costs                                             1                 1

------------------------------------------------------------------------------------------
                                                            $  1,938,395      $  2,401,330
==========================================================================================

Liabilities and Shareholders' Equity

Current liabilities:
  Accounts payable and accrued liabilities                  $    299,369      $    768,248

Due to government (note 4)                                       200,694               --

Convertible debentures (note 5)                                      --            349,278

Shareholders' equity:
  Share capital (note 6)                                       8,743,768         5,613,805
  Equity component of convertible debentures (note 5)                --             10,722
  Deficit accumulated during development stage                (7,305,436)       (4,340,723)
------------------------------------------------------------------------------------------
                                                               1,438,332         1,283,804

Going concern (note 1)
Commitments and contingencies (note 11)

------------------------------------------------------------------------------------------
                                                            $  1,938,395      $  2,401,330
==========================================================================================

See accompanying notes to consolidated financial statements.

On behalf of the Board:

"Warren Arseneau", signed          Director

"Roger Short",  signed             Director

RTICA CORPORATION

(FORMERLY INZECO HOLDINGS INC. (A DEVELOPMENT STAGE COMPANY))

Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)


======================================================================================================
                                                                                            Cumulative
                                                                                           period from
                                                                                         June 13, 1991
                                                         Years ended May 31,            (inception) to
                                                 2001            2000             1999    May 31, 2001
------------------------------------------------------------------------------------------------------
Income:
  Interest                               $     97,101    $      7,095     $     60,233    $    167,524
  Fees and licenses                               --            6,077              --          622,482
------------------------------------------------------------------------------------------------------
                                               97,101          13,172           60,233         790,006

Operating expenses:
  Development                                 947,651         246,870          568,562       2,657,300
  Consulting                                  610,354         354,110          102,434       1,427,188
  Professional fees                           445,138         117,109          176,652         909,371
  Sales and marketing                         262,895          93,600           27,060         383,555
  General and administrative                  238,276         160,660           58,161         633,666
  Amortization of fixed assets                149,139           8,025            4,094         173,253
  Management fees                             127,000         129,174          209,864         873,386
  Rent and property taxes                     123,822          68,187           12,683         223,542
  Travel                                       58,863          44,795           82,965         356,325
  Interest on convertible debentures           36,586          40,248           65,000         141,834
  Factory overhead                             34,393          18,673              --           53,066
  Amortization of goodwill                     26,364          26,364           26,364          82,574
  Interest and bank charges                     1,333          10,764              892         136,096
  Patents                                         --              --            12,962          44,286
------------------------------------------------------------------------------------------------------
                                            3,061,814       1,318,579        1,347,693       8,095,442
------------------------------------------------------------------------------------------------------

Loss for the period                        (2,964,713)     (1,305,407)      (1,287,460)     (7,305,436)

Deficit accumulated during development
  stage, beginning of period               (4,340,723)     (3,035,316)      (1,747,856)            --

------------------------------------------------------------------------------------------------------
Deficit accumulated during development
  stage, end of period                   $ (7,305,436)   $ (4,340,723)    $ (3,035,316)   $ (7,305,436)
======================================================================================================

Loss per share (notes 2(i) and 9)        $      (0.13)   $      (0.09)    $      (0.11)

======================================================================================================

Weighted average number of shares
  outstanding                              22,050,619      14,194,298       11,960,818

======================================================================================================

See accompanying notes to consolidated financial statements.

RTICA CORPORATION

(FORMERLY INZECO HOLDINGS INC. (A DEVELOPMENT STAGE COMPANY))

Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)


===================================================================================================================
                                                                                                         Cumulative
                                                                                                        period from
                                                                                                      June 13, 1991
                                                                     Years ended May 31,             (inception) to
                                                          2001             2000               1999     May 31, 2001
-------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):

Operating activities:
     Loss for the period                           $ (2,964,713)    $ (1,305,407)     $ (1,287,460)    $ (7,305,436)
     Items not involving cash:
         Interest on convertible debentures              10,722           40,248            65,000          115,970
         Amortization                                   175,503           34,389            30,458          255,827
         Interest expense on converted loan                 --               --                --            96,000
         Expenses settled by issuance
           of common shares                                 --               --                --           431,388
         Foreign exchange gain                          (23,590)          (3,281)              --           (26,871)
     Change in non-cash operating working
       capital balances:
         GST and other receivables                       18,652          (15,494)          (57,539)         (74,301)
         Prepaid expenses                                   --            13,524             7,010           (8,442)
         Accounts payable and accrued
           liabilities                                 (468,879)         726,898            (9,492)         218,024
-------------------------------------------------------------------------------------------------------------------
                                                     (3,252,305)        (509,123)       (1,252,023)      (6,297,841)

Financing activities:
     Due to government                                  200,694              --                --           200,694
     Issuance of convertible debentures                     --           360,000               --         1,860,000
     Issuance of common shares                            3,000        1,715,854            25,250        2,272,767
     Issuance of special warrants                     2,202,700              --                --         2,870,659
     Exercise of share purchase warrants                553,541              --                --           553,541
     Decrease in due to related parties                     --               --           (259,792)             --
     Proceeds from loan payable                             --               --                --           254,000
-------------------------------------------------------------------------------------------------------------------
                                                      2,959,935        2,075,854          (234,542)       8,011,661

Investing activities:
     Purchase of fixed assets                           (49,894)        (523,716)          (19,180)        (608,489)
     Deferred development costs                             --               --                --                (1)
     Cash acquired on reverse takeover                      --               --                --           261,850
-------------------------------------------------------------------------------------------------------------------
                                                        (49,894)        (523,716)          (19,180)        (346,640)

Foreign exchange gain held on foreign currency           23,590            3,281               --            26,871
-------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents       (318,674)       1,046,296        (1,505,745)       1,394,051

Cash and cash equivalents, beginning of period        1,712,725          666,429         2,172,174              --

-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period           $  1,394,051     $  1,712,725      $    666,429     $  1,394,051
===================================================================================================================

For further cash flow information see note 10.

Cash and cash equivalents are comprised of cash, short-term investments and cash in trust.

See accompanying notes to consolidated financial statements.

RTICA CORPORATION

(FORMERLY INZECO HOLDINGS INC. (A DEVELOPMENT STAGE COMPANY))

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2001, 2000 and 1999

-------------------------------------------------------------------------------

RTICA Corporation (formerly Inzeco Holdings Inc. (a development stage company)) (the "Company") is a public company that was incorporated on May 30, 1997 under the Business Corporations Act (Alberta), was continued under the Business Corporations Act (Ontario) on April 25, 2001 and is listed on the Canadian Venture Exchange. The Company is engaged in the commercialization of technology and productivity processes that converts 100% recycled PET plastics into insulation products.

1.   GOING CONCERN:

     These financial statements have been prepared on a going concern basis and, as such, it has been assumed that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations. To May 31, 2001, the Company has incurred continuing losses from operations and an accumulated a deficit of $7,305,436. The ability of the Company to continue is dependent upon the ongoing support of its shareholders, the attainment of financing necessary to complete the technology and begin commercial production and the achievement of profitable operations from the commercial production and licensing of the insulating products and sale of licensing rights. These financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

2.   SIGNIFICANT ACCOUNTING POLICIES:

     These financial statements have been prepared in accordance with accounting principles generally accepted in Canada. A reconciliation to accounting principles generally accepted in the United States is provided in note 13. Significant accounting policies adopted by the Company are as follows:

RTICA CORPORATION
(FORMERLY INZECO HOLDINGS INC. (A DEVELOPMENT STAGE COMPANY))

Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2001, 2000 and 1999

-------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (a)  Basis of presentation:

          These financial statements include the accounts of the Company and its wholly owned subsidiaries, Inzeco Overseas Limited and RTICA Inc. ("RTICA") (formerly E2 Development Corporation ("E2D")). RTICA was acquired in a reverse takeover and is treated as the continuing entity and the acquiror for financial accounting purposes, notwithstanding that the Company is the continuing entity for legal purposes given that the former shareholders of RTICA controlled the combined entity after the transaction. Accordingly, the consolidated statements of operations are a continuation of RTICA's financial statements, and therefore reflect the following:

          (i)  the operations of RTICA from inception (June 13, 1991); and


          (ii) the operations of the Company after April 28, 1998, the date of acquisition.


          As part of the reverse takeover, the Company entered into share-for-share agreements with each shareholder of E2D whereby the Company agreed to acquire all of the outstanding common shares and 310,908 common share purchase warrants of E2D, in exchange for 17,499,995 common shares and 1,243,633 common share purchase warrants of the Company which represented 86% of the issued and outstanding common shares of the Company on a fully diluted basis as at April 28, 1998.

          The accounting for the business combination was as follows:

==========================================================================

          Ascribed value attributed to shares and
             warrants issued to acquire the Company             $  480,000
          Less transaction costs                                  (190,557)

--------------------------------------------------------------------------
          Net proceeds                                          $  289,443
==========================================================================

          Fair value of net assets of the Company:

               Current assets (including cash of $261,850)      $  350,811
               Goodwill                                            108,938
               Current liabilities                                (170,306)

--------------------------------------------------------------------------
                                                                $  289,443
==========================================================================

RTICA CORPORATION
(FORMERLY INZECO HOLDINGS INC. (A DEVELOPMENT STAGE COMPANY))

Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2001, 2000 and 1999

-------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

          All significant intercompany transactions and balances are eliminated on consolidation.

     (b)  Short-term investments:

          Short-term investments include investments with maturities of less than 90 days at date of acquisition and investments with maturities of 365 days at date of acquisition which are readily convertible into cash.

     (c)  Fixed assets:

          Fixed assets are recorded at original cost less accumulated amortization. Amortization is provided when the assets are available for use, on a declining-balance basis over the estimated useful lives of the assets at the following annual rates:

          =================================================================

          Machinery and equipment                                       25%
          Furniture                                                     25%
          Vehicles                                                      30%
          Computer hardware                                             30%

          =================================================================

     (d)  Goodwill:

          Goodwill is recorded at cost less accumulated amortization and is being amortized on a straight-line basis over five years. On an annual basis, management reviews the recoverability of goodwill by assessing future cash flows on an undiscounted basis.

     (e)  Development and patents:

          Development costs are expensed in the period incurred until technical feasibility has been obtained, adequate resources exist and recoverability is assured at which time development costs are capitalized. Patent costs are expensed in the period incurred.

RTICA CORPORATION
(FORMERLY INZECO HOLDINGS INC. (A DEVELOPMENT STAGE COMPANY))

Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2001, 2000 and 1999

-------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):


     (f)  Change in accounting policy:

          In December 1997, the Accounting Standards Board of The Canadian Institute of Chartered Accountants ("CICA") issued Section 3465 of the CICA Handbook, Income Taxes ("Section 3645"). Effective June 1, 1999, the Company retroactively adopted Section 3465. Section 3465 requires a change from the deferred method of accounting for income taxes to the asset and liability method of accounting for income taxes.

          Under the asset and liability method of Section 3465, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Section 3465, the effect on future income tax assets and liabilities of a change in tax laws and rates is recognized in income in the period that includes the enactment date.

          Pursuant to the deferral method, which was applied for the year ended May 31, 1999 and prior years, deferred income taxes are recognized for income and expense items that are reported in different years for financial reporting purposes and income tax purposes using the tax rate applicable for the year of the calculation. Under the deferral method, deferred income taxes are not adjusted for subsequent changes in tax rates.

          There was no cumulative effect of this change in accounting for income taxes as of June 1, 1999 and, thus, no restatement of the opening balance of deficit for the years ended May 31, 2000 and 2001 was required.

     (g)  Foreign currency translation:

          Transactions denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect on the date of the transaction. Monetary assets and liabilities are translated into Canadian dollars using current exchange rates and non-monetary assets and liabilities using historical exchange rates. Translation gains and losses are included in the consolidated statements of operations and deficit.

RTICA CORPORATION
(FORMERLY INZECO HOLDINGS INC. (A DEVELOPMENT STAGE COMPANY))

Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2001, 2000 and 1999

-------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):


     (h)  Use of estimates:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

     (i)  Earnings per share:

          Effective with the year end May 31, 2001, the Company adopted the new recommendations of the CICA relating to earnings per share. This new standard has been given retroactive application. Under the new standard, basic per share amounts have been calculated by dividing net income attributable to common shareholders by the weighted average number of shares outstanding in a manner inconsistent with that followed in prior reporting periods.

          Under the treasury stock method, the weighted average number of shares outstanding used in determining basic earnings per share in each of the years presented excludes 9,298,939 of the escrowed shares as described in note 6(a). These shares require the Company to meet specified performance measures and are considered contingently issued. The effect of the retroactive application of the new standard resulted in an increase in loss per share for 2000 by $0.03 and for 1999 by $0.05.

     (j)  Fair values of financial instruments:

          Cash, short-term investments and cash held in trust, other receivables and accounts payable and accrued liabilities are reflected in the financial statements at carrying values which approximate fair values because of the short-term maturities of these instruments. The carrying value of the debt component of the convertible debentures approximates its fair value since the interest rate approximates current interest rates. There is no market for the due to government and consequently, it is not considered practical to determine its fair value.

RTICA CORPORATION
(FORMERLY INZECO HOLDINGS INC. (A DEVELOPMENT STAGE COMPANY))

Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2001, 2000 and 1999

-------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (k)  Stock-based compensation plan:

          The Company has a stock-based compensation plan, which is described in note 6(c). No compensation expense is recognized for this plan when shares or stock options are issued to employees or non-employees. Any consideration paid by employees or non-employees on exercise of stock options or purchase of shares is credited to share capital. If shares or stock options are repurchased from employees or non-employees, the excess of the consideration paid over the carrying amount of the shares or stock options cancelled is charged to deficit.

3.   FIXED ASSETS:

     =======================================================================
                                                 Accumulated        Net book
     2001                            Cost       amortization           value
     -----------------------------------------------------------------------

     Machinery and equipment    $ 525,292       $    137,263      $  388,029
     Furniture                     11,108              3,724           7,384
     Vehicles                      15,848              5,542          10,306
     Computer hardware             56,241             26,724          29,517

     -----------------------------------------------------------------------
                                $ 608,489       $    173,253      $  435,236
     =======================================================================


     =======================================================================
                                                 Accumulated        Net book
     2000                            Cost       amortization           value
     -----------------------------------------------------------------------

     Machinery and equipment    $ 525,292       $      7,842      $  517,450
     Furniture                     10,105              1,263           8,842
     Vehicles                       7,500              1,125           6,375
     Computer hardware             15,698             13,884           1,814

     -----------------------------------------------------------------------
                                $ 558,595       $     24,114      $  534,481
     =======================================================================

RTICA CORPORATION
(FORMERLY INZECO HOLDINGS INC. (A DEVELOPMENT STAGE COMPANY))

Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2001, 2000 and 1999

-------------------------------------------------------------------------------

4.   DUE TO GOVERNMENT:

     On November 1, 2000, the Company signed a contract with the National Research Council Canada whereby the Company is eligible to receive up to $445,000 as a repayable contribution for various research and development projects carried out by the Company. Repayment of these contributions begins on January 1, 2004 based on 1% of the Company's gross revenue up to a maximum of $667,500.

     The Company is required to contribute two-thirds of the total cost of the work; otherwise, its reimbursements will be proportionately reduced. If the Company is found to be in breach of the contract, the National Research Council Canada is able to demand repayment of up to three times the total amount of advances already made. For the year ended May 31, 2001, the Company has incurred costs of $899,000 and has received $200,694 of the repayable contribution.

5.   CONVERTIBLE DEBENTURES:

     On May 26, 1998, the Company issued a $1,500,000 Series I Convertible Senior Debenture. The principal was convertible at any time, in whole or in part, at the option of the holder into common shares at $0.55 per common share. Once the Company built a plant which produced a specified output, the debenture was convertible at the Company's option. On December 21, 1999, the debenture was converted at the Company's option into 2,727,723 common shares at $0.55 per common share.

     On April 15, 2000, the Company issued three $120,000 convertible debentures for total proceeds of $360,000. The principal and any accrued and unpaid interest was convertible at any time, in whole or in part, at the option of the holder into common shares at $0.40 per common share. The principal outstanding was interest bearing at 6.5% per annum payable semi-annually and in arrears on June 15 and December 15 of each year, commencing on June 15, 2000 and was due on June 30, 2001. The debentures were secured by the tangible assets of the Company and could have been subordinated to other debt incurred by the Company up to $1,250,000. On May 29, 2001, the debentures were converted into 900,000 common shares at $0.40 per common share.

RTICA CORPORATION
(FORMERLY INZECO HOLDINGS INC. (A DEVELOPMENT STAGE COMPANY))

Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2001, 2000 and 1999

-------------------------------------------------------------------------------

5.   CONVERTIBLE DEBENTURES (CONTINUED):

     The amount of interest recorded in the current year prior to conversion was $36,586 (2000 - $40,248; 1999 - $65,000).

     The equity component represents the excess of the face value over the debt component at the date of issuance. The continuity of the equity component of convertible debentures from inception is as follows:

     ========================================================================

     Equity component of $1,500,000
       convertible debenture, May 26, 1998                         $  105,000
     ------------------------------------------------------------------------

     Balance, May 31, 1998 and 1999                                   105,000
     Conversion of $1,500,000 convertible
       debenture, December 21, 1999                                  (105,000)
     Equity component of three $120,000
       convertible debentures, April 15, 2000                          10,722
     ------------------------------------------------------------------------

     Balance, May 31, 2000                                             10,722
     Conversion of three $120,000 convertible
       debentures, May 29, 2001                                       (10,722)

     ------------------------------------------------------------------------
     Balance, May 31, 2001                                         $      --
     ========================================================================

RTICA CORPORATION
(FORMERLY INZECO HOLDINGS INC. (A DEVELOPMENT STAGE COMPANY))

Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2001, 2000 and 1999

-------------------------------------------------------------------------------

6.   SHARE CAPITAL:

     The authorized share capital of the Company consists of unlimited preference shares issuable in series and unlimited common shares.

     Common share transactions from inception are as follows:


     ==================================================================================================
                                                                              Shares             Amount
     --------------------------------------------------------------------------------------------------
     Shares issued for cash, June 13, 1991                                     1,000        $        10
     Shares issued on stock split, May 30, 1996                            2,199,000                --
     Shares issued for consulting services, May 30, 1996                     456,166            431,388
     --------------------------------------------------------------------------------------------------

     Balance, May 31, 1997                                                 2,656,166            431,398
     Shares issued for cash, August 29, 1997                                 825,000            275,000
     Shares issued on conversion of warrants, December 23, 1997              145,833            121,528
     Shares issued on conversion of warrants, March 7, 1998                  153,750            128,125
     Shares issued on conversion of E2D warrants, March 7, 1998               20,250                --
     Shares issued for debt and accrued interest, April 28, 1998             236,830            350,000
     Shares exchanged on reverse takeover, April 28, 1998                 (4,037,829)               --
     Shares exchanged on reverse takeover, April 28, 1998                 17,499,995                --
     Shares issued to the Company's shareholders
       at reverse takeover, April 28, 1998                                 2,925,000            289,443
     Shares issued on exercise of options, May 20, 1998                       20,000              4,000
     --------------------------------------------------------------------------------------------------

     Balance, May 31, 1998                                                20,444,995          1,599,494
     Shares issued on conversion of special warrants,
       October 25, 1998                                                    1,666,667            667,959
     Shares issued on exercise of options, May 20, 1999                      126,250             25,250
     --------------------------------------------------------------------------------------------------

     Balance, May 31, 1999                                                22,237,912          2,292,703
     Shares issued on conversion of debenture,
       December 21, 1999                                                   2,727,723          1,605,248
     Shares issued on exercise of options, October 26, 1999                   75,000             33,750
     Shares issued on exercise of options, November 26, 1999                 125,000             25,000
     Shares issued for cash, May 31, 2000                                  2,807,500          1,657,104
     --------------------------------------------------------------------------------------------------

     Balance, May 31, 2000                                                27,973,135          5,613,805
     Shares issued on exercise of share purchase warrants,
       June 30, 2000                                                         850,418            553,541
     Shares issued on conversion of special warrants,
       October 15, 2000                                                    4,033,333          2,202,700
     Shares issued on exercise of options, October 31, 2000                   15,000              3,000
     Shares issued on Registration Statement not being filed
       and declared effective by December 31, 2000,
       April 19, 2001                                                        280,750                --
     Shares issued on conversion of debentures, May 29, 2001                 900,000            370,722

     --------------------------------------------------------------------------------------------------
     Balance, May 31, 2001                                                34,052,636        $ 8,743,768
     ==================================================================================================

RTICA CORPORATION
(FORMERLY INZECO HOLDINGS INC. (A DEVELOPMENT STAGE COMPANY))

Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2001, 2000 and 1999

-------------------------------------------------------------------------------

6.   SHARE CAPITAL (CONTINUED):

     (a) On April 28, 1998, all of RTICA's outstanding common shares and warrants were exchanged for 17,499,995 common shares and 1,243,633 warrants of the Company. The warrants had an exercise price of $0.65 per common share, with an expiry date of June 30, 2000. On June 30, 2000, 850,418 of the 1,243,633 common share purchase warrants issued in connection with transactions were exercised for $553,541. The remaining 393,215 warrants expired on the same day.

          In connection with this transaction, the Canadian Venture Exchange required that a total of 10,939,937 common shares be held in escrow. Of these shares, 1,640,998 shall be released at a rate of 1/3 each year commencing June 3, 1999. On June 3, 2001, 546,999 (June 3, 2000 -
          547,000; June 3, 1999 - 546,999) shares were released from escrow. The remaining 9,298,939 are to be released at a rate of 1 share for every $0.20 of cash flow generated to a maximum of 1/3 per year. Cash flow generated is defined by the escrow agreement to be audited net income adjusted by certain non-cash items. None of these shares were released from escrow in 2001.

          1,350,000 common shares are also held in escrow in connection with the initial public offering of the Company pursuant to the prospectus of the Company dated September 19, 1997. These initial escrowed shares will also be released at a rate of 1/3 for each of the three years ending April 28, 1999, 2000 and 2001, respectively. All shares have been released from escrow as of April 28, 2001.

     (b) On April 28, 1998, the Company completed a private placement of 1,666,667 special warrants at a subscription price of $0.45 each for net proceeds of $667,959. The special warrants were converted to common shares on October 25, 1998. In addition to the commission of 10% of the gross proceeds of the issue, the Agent was granted a non-transferable option to acquire 166,667 common shares at $0.45 per share. On October 26, 1999, the Agent exercised 75,000 share options for total consideration of $33,750. The remaining 91,667 options expired on October 27, 1999.

RTICA CORPORATION
(FORMERLY INZECO HOLDINGS INC. (A DEVELOPMENT STAGE COMPANY))

Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2001, 2000 and 1999

-------------------------------------------------------------------------------

6.   SHARE CAPITAL (CONTINUED):

     (c) Shares which may be issued under options, warrants and convertible debenture are as follows:


          ======================================================================================================
                                                                                           Weighted
                                                                                            average     Weighted
                                                    Range of                              remaining      average
                                       Number       exercise                            contractual     exercise
                                    of shares          price                  Expiry           life        price
          ------------------------------------------------------------------------------------------------------
          Directors' and
            management's                                        December 20, 2001 to
            stock option plan       1,855,250   $0.20 - 0.25          April 29, 2003     1.75 years      $  0.20
          Directors' and
            management's                                        December 20, 2001 to
            stock option plan         145,000    0.35 - 0.39        February 8, 2003     1.46 years         0.38
          Directors' and
            management's                                             June 6, 2003 to
            stock option plan       1,115,000    0.53 - 0.75          March 30, 2004     2.36 years         0.68

          ------------------------------------------------------------------------------------------------------
                                    3,115,250
          ======================================================================================================

          The Company has established a stock option plan for its directors and officers and certain consultants and has reserved for issuance 3,288,750 common shares. Pursuant to the plan, stock options vest immediately and are exercisable for a period of between three to five years from the date of grant. Options are granted at the closing market price of the Company's common stock on the date of grant. At year end, 3,115,250 (2000 - 2,015,250; 1999 - 2,020,250) options are outstanding at exercise prices ranging from $0.20 to $0.75 per share with 1,990,250 (2000 - 1,705,250; 1999 - 1,830,250) options issued to six directors and officers.

RTICA CORPORATION
(FORMERLY INZECO HOLDINGS INC. (A DEVELOPMENT STAGE COMPANY))

Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2001, 2000 and 1999

-------------------------------------------------------------------------------

6.   SHARE CAPITAL (CONTINUED):

          A summary of the Company's stock option activity is as follows:


          =====================================================================================================
                                             2001                      2000                      1999
          -----------------------------------------------------------------------------------------------------
                                                   Weighted                  Weighted                  Weighted
                                    Number of       average    Number of      average    Number of      average
                                        stock      exercise        stock     exercise        stock     exercise
                                      options         price      options        price      options        price
          -----------------------------------------------------------------------------------------------------
           Outstanding, beginning
             of year                2,015,250       $  0.21    2,020,250      $  0.20    2,035,000       $ 0.20
           Granted                  1,115,000          0.68      120,000         0.38       85,000         0.28
           Exercised                  (15,000)         0.20     (125,000)        0.20      (71,250)        0.20
           Forfeited                      --            --           --           --       (28,500)        0.20

          -----------------------------------------------------------------------------------------------------
           Outstanding, end of year 3,115,250          0.38    2,015,250         0.21    2,020,250         0.20
          =====================================================================================================

           Exercisable, end of year 3,115,250       $  0.38    2,015,250      $  0.21    2,020,250       $ 0.20

          =====================================================================================================

           Available for grant        173,500                    488,500                   108,500

          =====================================================================================================

          During the year, the maximum number of shares issuable under the stock option plan was increased by 800,000 to 3,500,000.

     (d) In connection with an initial public offering in fiscal 1998, 150,000 non-transferable common share purchase options at $0.20 each were granted to the Agent. 95,000 options were exercised in fiscal 1998 for total consideration of $19,000. On May 20, 1999, 55,000 options were exercised for total consideration of $11,000.

     (e) On May 31, 2000, the Company completed a private placement of 2,807,500 common shares with a subscription price of U.S. $0.40 per share for gross proceeds of U.S. $1,123,000 or Cdn. $1,680,570. The shares were fully paid, with the proceeds held in trust by the Company's escrow agent until June 6, 2000 when the funds were wired to the Company. Costs of arranging the private placement were $23,466. If the Company did not have a Registration Statement filed and declared effective by the Securities and Exchange Commission in the United States by December 31, 2000, the Company was required to issue one additional common share for each ten shares issued under this private placement.

RTICA CORPORATION
(FORMERLY INZECO HOLDINGS INC. (A DEVELOPMENT STAGE COMPANY))

Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2001, 2000 and 1999

-------------------------------------------------------------------------------

6.   SHARE CAPITAL (CONTINUED):

          The Registration Statement was not declared effective by December 31, 2000. The Company has issued, for nil consideration, the 280,750 additional common shares required due to not having the Registration Statement filed and declared effective by December 31, 2000.

     (f) On June 14, 2000, the Company completed a private placement of 4,033,333 special warrants at a subscription price of $0.60 each for gross cash proceeds of $2,420,000. Each special warrant was convertible into one common share or 1.1 common shares if a receipt for the related prospectus was not received by October 15, 2000. Costs of arranging the private placement, including Agent's commissions is $217,300 plus 201,667 compensation options expiring June 14, 2002, which entitles the Agent to purchase one common share for $0.60 per share.

          The prospectus was filed on October 12, 2000 and, on October 15, 2000, the special warrants were converted into 4,033,333 common shares.

7.   RELATED PARTY TRANSACTIONS:

     In the normal course of operations, the Company had the following transactions, which were measured at the exchange amount, with certain related parties:


     =============================================================================================
                                    Nature of relationship            2001        2000        1999
     ---------------------------------------------------------------------------------------------
     Sales and marketing            Shareholder and officer      $ 174,000   $  86,000   $     --
     Management fees                Shareholders, officers
                                      and directors                127,000     129,000     210,000
     Development charges            Shareholders, officer
                                      and director                 117,000      57,000     452,000
     Consulting                     Shareholders, officers
                                      and directors                 90,000     163,000      18,000
     Professional fees              Shareholder, officer
                                      and director                  69,000      26,000      36,000
     Purchase of fixed assets       Shareholder                        --      330,000         --
     =============================================================================================

RTICA CORPORATION
(FORMERLY INZECO HOLDINGS INC. (A DEVELOPMENT STAGE COMPANY))

Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2001, 2000 and 1999

-------------------------------------------------------------------------------

8.   INCOME TAXES:

     (a) The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities are presented below:


          ================================================================================
                                                                      2001            2000
          --------------------------------------------------------------------------------
          Long-term future tax assets:
            Non-capital loss carryforwards                    $  1,553,000    $  1,085,000
            Research and development expenses                      101,000          51,000
            Fixed assets                                            67,000          29,000
            Reserve for repayment of government assistance          60,000             --
            Investment tax credits                                  44,000          12,000
            Deferred financing costs                                35,000          74,000
            Cumulative eligible capital                              1,000           1,000
            ------------------------------------------------------------------------------
                                                                 1,861,000       1,252,000

          Valuation allowance                                   (1,861,000)     (1,252,000)

          --------------------------------------------------------------------------------
                                                              $        --     $        --
          ================================================================================

          The valuation allowance on the future tax asset must reflect that portion of the future tax assets including the income tax loss carryforwards which more likely than not will not be realized from future operations. Considering the Company's cumulative losses in recent years, the Company believes it is appropriate to provide an allowance of 100% against all available future tax assets including income tax loss carryforwards, regardless of their terms of expiry.

RTICA CORPORATION
(FORMERLY INZECO HOLDINGS INC. (A DEVELOPMENT STAGE COMPANY))

Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2001, 2000 and 1999

-------------------------------------------------------------------------------

8.   INCOME TAXES (CONTINUED):

     (b) During the year, none of the non-capital losses expired (2000 - $301,000; 1999 - nil).

          At May 31, 2001, the Company has approximately $5,344,000 (2000 - $2,949,000; 1999 - $1,853,000) of non-capital losses and $336,000
          (2000 - $125,000; 1999 - nil) of research and development expenses available to reduce future years' income for income tax purposes. The non-capital losses and year of expiry and research and development expenses are as follows:

          =====================================================================

          Non-capital losses:
               2002                                              $      257,000
               2003                                                     200,000
               2004                                                     210,000
               2005                                                     813,000
               2006                                                     349,000
               2007                                                   1,025,000
               2008                                                   2,348,000
               2009                                                      71,000
               2010                                                      71,000

          Research and development expenses - no expiry                 336,000

          =====================================================================

9.   LOSS PER SHARE:

     Loss per share figures are calculated using the weighted average number of common shares outstanding calculated on a daily basis. The effect of the exercise of the special warrants, share purchase options and share purchase warrants and the conversion of the convertible debenture would not have had a dilutive effect on the years presented. The following are items which could potentially dilute basic earnings per share in the future:

     (a) the release of the 9,298,939 performance release escrow shares disclosed in note 6(a); and


     (b) the exercise of the 3,115,250 directors and officers stock options disclosed in note 6(c).

RTICA CORPORATION
(FORMERLY INZECO HOLDINGS INC. (A DEVELOPMENT STAGE COMPANY))

Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2001, 2000 and 1999

-------------------------------------------------------------------------------

10.  STATEMENTS OF CASH FLOWS:


     ===================================================================================================
                                                                                              Cumulative
                                                                                             period from
                                                                                           June 13, 1991
                                                             Years ended May 31,          (inception) to
                                                    2001           2000            1999     May 31, 2001
     ---------------------------------------------------------------------------------------------------
       Supplemental cash flow information:
           Interest paid                       $  18,464    $    10,214         $ 1,241      $    65,216

     ===================================================================================================

       Supplementary disclosures relating
         to non-cash financing activities:
           Conversion of debentures            $ 370,722    $ 1,605,248         $   --       $ 1,975,970
           Other non-cash share issuances            --             --              --         1,070,831

     ===================================================================================================

11.  COMMITMENTS AND CONTINGENCIES:

     (a) On September 1, 1997, the Company sold for proceeds of $20,000 an option for an exclusive license to make, use and sell insulation products in western Canada using the Company's technology. If the option is exercised, the price for the license is $500,000 for a 10-year term. The option expires after the Company meets certain production milestones.

     (b) The Company is committed to minimum annual payments under an operating lease for its administrative office and manufacturing facility as follows:

          ====================================================================

           2002                                                      $  60,000
           2003                                                         63,000
           2004                                                         65,000
          --------------------------------------------------------------------
                                                                     $ 188,000
          ====================================================================

RTICA CORPORATION
(FORMERLY INZECO HOLDINGS INC. (A DEVELOPMENT STAGE COMPANY))

Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2001, 2000 and 1999

-------------------------------------------------------------------------------

11.  COMMITMENTS AND CONTINGENCIES (CONTINUED):


     (c) On June 21, 1999, the Company signed a contract with the National Research Council Canada who is to perform certain research and development projects on the Company's behalf. The Company is committed to pay $745,000 to June 1, 2002. The Company is eligible to be reimbursed up to 40% of total expenditures incurred, to a maximum of $200,000. For the year ended May 31, 2001, the Company has paid the National Research Council Canada, $385,000 (2000 - $115,000) and has been reimbursed for $156,000 (2000 - $30,000) (of which $10,000 (2000
          - nil) is included in other receivables) under the contract.

12.  COMPARATIVE FIGURES:

     Certain 2000 comparative figures have been reclassified to conform to the financial statement presentation adopted in 2001.

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

     These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States ("U.S. GAAP").

     The Company's accounting principles generally accepted in Canada for measurement of the consolidated balance sheet and the consolidated statements of operations and cash flows differ from accounting principles generally accepted in the United States as follows:

     (a)  Stock options:


          Beginning in 1996, United States accounting principles allow, but do not require companies to record compensation for employee stock option plans at fair value. The Company has chosen to continue to account for employee stock options using the intrinsic value method as permitted under Canadian and United States accounting principles. Using this approach, however, the Company is still required under United States accounting principles to account for stock options issued to consultants under the fair value method.

RTICA CORPORATION
(FORMERLY INZECO HOLDINGS INC. (A DEVELOPMENT STAGE COMPANY))

Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2001, 2000 and 1999

-------------------------------------------------------------------------------

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):


          Since none of the Company's stock options have been issued by virtue of employment or directorship, all of the stock options have been accounted for under U.S. GAAP using the fair value method. The fair value of these options has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for 2001, 2000 and 1999, respectively: risk free interest rate of 5.7%, 6.4% and 4.7%; dividend yields of 0%, volatility factors of the expected market price of the Company's common stock of 182%, 310% and 160%; and a weighted average expected life of the options of three years. The estimated fair value of these options is expensed in the period granted since there is no vesting period. The weighted average grant date fair values of options issued in 2001, 2000 and 1999 were $0.61, $0.38 and $0.35, respectively.

          The United States accounting pronouncement also requires the disclosure of pro forma loss and loss per share information as if the Company had accounted for its employee stock options issued in 1995 and subsequent years under the fair value method. As all options have already been accounted for under the fair value method, the pro forma information is the same as reported for the year.

     (b)  Convertible debentures:

          Under Canadian GAAP, convertible debentures are split for accounting purposes between debt and shareholders' equity as described in note 5. Under U.S. GAAP, the convertible debenture is recorded as debt, except if the conversion price at date of issuance is less than the fair market value, in which case the intrinsic value of the beneficial conversion feature is allocated to paid-in capital and the resulting discount is recognized as interest expense over the period through to the earliest conversion date. The convertible debenture issued on April 15, 2000 is considered to have a beneficial conversion feature under U.S. GAAP given that the conversion price of $0.40 per share was less than the private placements of $0.60 per share as described in note 6.

     (c)  Share capital:

          Under Canadian GAAP, the additional common shares issued, as described in note 6(e), are accounted for like a stock split. Under U.S. GAAP, the additional shares would be recorded at $193,718 ($0.69 per share) which is the market value on December 31, 2000, the date they became issuable, by a charge to deficit. The shares are included in the basic earnings per share calculation for U.S. GAAP purposes from December 31, 2000.

RTICA CORPORATION
(FORMERLY INZECO HOLDINGS INC. (A DEVELOPMENT STAGE COMPANY))

Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2001, 2000 and 1999

-------------------------------------------------------------------------------

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

     (d)  Business combinations:

          Under Canadian GAAP, a reverse takeover transaction is accounted for as a business combination, with the amount of the purchase price in excess of the fair market value of the net assets acquired allocated to goodwill. Under U.S. GAAP, the merger of a private operating company into a non-operating public shell corporation with nominal net assets is considered to be a capital transaction, rather than a business combination, with no goodwill being recorded.

     (e)  Comprehensive income:

          Under U.S. GAAP, comprehensive income or loss must be reported which is defined as all changes in equity other than those resulting from investments by owners and distributions to owners. Under U.S. GAAP, the Company's comprehensive loss is the same as its reported loss for the year.

     (f)  New accounting pronouncements:

          In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 established methods of accounting for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. Application of this SFAS has been postponed. As such, the Company will be required to implement SFAS No. 133 for its fiscal year ended May 31, 2002.

          The Company expects that the adoption of this pronouncement will have no material impact on its financial position, results of operations or cash flows.

          In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 replaced the requirements to amortize intangible assets with indefinite lives and goodwill with a requirement for an impairment test. It also requires an evaluation of intangible assets and their useful lives and a transitional impairment test for goodwill and certain intangible assets. The Company will be required to implement this SFAS for its fiscal year ended May 31, 2003.

RTICA CORPORATION
(FORMERLY INZECO HOLDINGS INC. (A DEVELOPMENT STAGE COMPANY))

Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2001, 2000 and 1999

-------------------------------------------------------------------------------

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

          As the Company's goodwill will be fully amortized for the year ended May 31, 2002, the adoption of this pronouncement will have no material impact on its financial position, results of operations or cash flows.

          In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset. The Company will be required to implement this SFAS for its fiscal year ended May 31, 2004.

          The Company expects that the adoption of this pronouncement will have no material impact on its financial position, results of operations or cash flows.

     The impact of the items noted above on the financial statements is as follows:


     ================================================================================================
                                                            2001              2000               1999
     ------------------------------------------------------------------------------------------------
     Loss for the year per Canadian GAAP            $ (2,964,713)     $ (1,305,407)      $ (1,287,460)
     Goodwill amortization (note 13(d))                   26,364            26,364             26,364
     Compensation expense from stock options
       issued to non-employees (note 13(a))             (675,565)          (45,950)           (29,450)
     Additional interest resulting from beneficial
       conversion feature on convertible debt
       (note 13(b))                                          --           (180,000)               --
     ------------------------------------------------------------------------------------------------
     Loss for the year per U.S. GAAP                $ (3,613,914)     $ (1,504,993)      $ (1,290,546)
     ================================================================================================
     Basic loss per share per U.S. GAAP             $     (0.16)      $      (0.11)      $      (0.11)
     ================================================================================================
     Weighted average number of shares
       outstanding per U.S. GAAP                      22,050,619        14,194,298         11,960,818
     ================================================================================================

RTICA CORPORATION
(FORMERLY INZECO HOLDINGS INC. (A DEVELOPMENT STAGE COMPANY))

Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2001, 2000 and 1999

-------------------------------------------------------------------------------

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):


     ===============================================================================================
                                                                               2001             2000
     -----------------------------------------------------------------------------------------------
     Total convertible debentures per Canadian GAAP                     $       --       $   349,278
     Reclass equity component of convertible debentures                         --            10,722

     -----------------------------------------------------------------------------------------------
     Total convertible debentures per U.S. GAAP                         $       --       $   360,000
     ===============================================================================================

     Fair value of stock options issued to non-employees                $ 1,100,947      $   438,195
     Beneficial conversion feature of convertible debentures                180,000          180,000

     -----------------------------------------------------------------------------------------------
     Other paid-in capital, end of the year per U.S. GAAP               $ 1,280,947      $   618,195
     ===============================================================================================

     Share capital, end of the year per Canadian GAAP                   $ 8,743,768      $ 5,613,805
     Additional shares issued (note 13(c))                                  193,718              --
     Elimination of goodwill                                               (108,938)        (108,938)
     Fair value of stock options exercised                                   12,813              --

     -----------------------------------------------------------------------------------------------
     Share capital, end of the year per U.S. GAAP                       $ 8,841,361      $ 5,504,867
     ===============================================================================================

     The consolidated statement of deficit under U.S. GAAP is as follows:


     =============================================================================================
                                                           2001             2000              1999
     ---------------------------------------------------------------------------------------------
     Deficit, beginning of year,
       per Canadian GAAP                           $ (4,340,723)    $ (3,035,316)     $ (1,747,856)
     Cumulative adjustments:
         Goodwill amortization                           56,210           29,846             3,482
         Compensation expense from
            employee stock options issued
            to non-employees                           (438,195)        (392,245)         (362,795)
         Additional interest resulting from
            beneficial conversion feature
            on convertible debt                        (180,000)             --                --
     Additional shares issued (note 13(c))             (193,718)             --                --
     Loss for the year per U.S. GAAP                 (3,613,914)      (1,504,993)       (1,290,546)

     ---------------------------------------------------------------------------------------------
     Deficit, end of year, per U.S. GAAP           $ (8,710,340)    $ (4,902,708)     $ (3,397,715)
     =============================================================================================